     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1999

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           NELSON COMMUNICATIONS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7389                            22-2937469
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------
                               41 MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                                 (212) 684-9400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                            ------------------------

                                THOMAS A. MOORE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           NELSON COMMUNICATIONS INC.
                               41 MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                                 (212) 684-9400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               JOHN P. SCHMITT, ESQ.                            WILLIAM J. GRANT, JR., ESQ.
       PATTERSON, BELKNAP, WEBB & TYLER LLP                     WILLKIE FARR AND GALLAGHER
            1133 AVENUE OF THE AMERICAS                             787 SEVENTH AVENUE
             NEW YORK, NEW YORK 10036                            NEW YORK, NEW YORK 10019
                  (212) 336-2000                                      (212) 728-8000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS              AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
  OF SECURITIES TO BE REGISTERED       REGISTERED(1)            PER SHARE               PRICE(2)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......         Shares                   $                 $46,000,000              $12,788
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes                shares of common stock which the underwriters have
    the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED           , 1999

PROSPECTUS

                                              SHARES

                           NELSON COMMUNICATIONS INC.

                                     [LOGO]

                                  COMMON STOCK

     This is an initial public offering of Nelson Communications Inc., and we
are offering           shares of our common stock. There is currently no public
market for the common stock. We estimate that the initial public offering price
will be between $          and $     per share. The market price of the common
stock after this offering may be higher or lower than the initial public offering price. We intend to apply to list the common stock on the New York Stock Exchange under the symbol "NCI."

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER SHARE                   TOTAL
Public offering price................................             $                         $
Underwriting discounts and commissions...............             $                         $
Proceeds, before expenses, to Nelson.................             $                         $

     We have granted to the underwriters the right to purchase up to additional shares at the public offering price to cover any over-allotments.

     The underwriters expect to deliver the shares against payment in New York,
New York on           , 1999.

                            ------------------------

SG COWEN                                                BEAR, STEARNS & CO. INC.

              , 1999

         [A DESCRIPTION OF INSIDE COVER PAGE ARTWORK WILL BE PROVIDED.]

     This prospectus contains forward-looking statements regarding our performance, strategy, plans, objectives, expectations, beliefs and intentions. The outcome of the events described in these forward-looking statements is subject to substantial risks, and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well as this prospectus generally, contain a discussion of some of the factors that could contribute to these differences.

     The information on our web site is not a part of this prospectus. All trademarks and trade names referred to in this prospectus are the property of their holders.

     This prospectus includes statistical data regarding the healthcare industry. This data was obtained from industry publications and reports which we believe to be reliable sources. However, the accuracy and completeness of this data are not guaranteed. We have not independently verified this data nor sought the consent of the sources to refer to their reports in this prospectus.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

OUR BUSINESS

     We are a leading and growing provider of marketing communications services to the healthcare industry. According to Med Ad News, we are the world's largest independent healthcare marketing communications organization and the second largest overall, based on 1998 revenues. We provide many of the largest pharmaceutical companies with a broad range of specialized medical marketing and professional selling services designed to build and maintain leadership positions for their products and services. We believe that our broad service offerings and extensive healthcare expertise provide clients with high quality, variable cost solutions to meet the full range of their marketing communications objectives.

     We have maintained long-standing client relationships with many of the world's largest pharmaceutical companies and have served six of the 10 largest pharmaceutical companies for five or more years. In 1998, we served all of the 10 largest pharmaceutical companies in the world and 27 of the top 50. Our clients include:

- Abbott Laboratories     - Hoechst Marion Roussel  - Organon
- American Home Products  - Hoffman-La Roche        - Parke Davis
- Astra Merck             - Johnson & Johnson       - Pfizer
- Bristol-Myers Squibb    - Merck                   - Procter & Gamble
- Glaxo Wellcome          - Novartis                - SmithKline Beecham

     Our clients also include consumer product companies, such as Kellogg Company and ConAgra, which are increasingly promoting the health benefits of their products. The strength of our client relationships has enabled us to generate a high degree of recurring revenue, with approximately 72.0% of our 1998 revenue generated by clients served in 1995. Our revenue increased to $126.9 million in 1998 from $48.6 million in 1995.

     Nelson was founded in 1987 and has grown and diversified primarily through the establishment of new operating units led by experienced industry professionals. We believe that the extensive experience of our management in the healthcare industry is a significant competitive advantage. Management of our individual operating units includes former pharmaceutical company senior executives, medical professionals, senior advertising and public relations executives from both consumer and healthcare agencies and a former Commissioner of the U.S. Food and Drug Administration. Our Chairman and founder was a member of the Executive Committee of Johnson & Johnson, where he was Chairman of 14 business units across the world. Our President and Chief Executive Officer is the former President of Procter & Gamble's multi-billion dollar worldwide healthcare business.

THE INDUSTRY

     Pharmaceutical companies and other healthcare providers are increasing spending devoted to promotion of their products. According to IMS Health Incorporated, a healthcare marketing information company, pharmaceutical manufacturers spent approximately $4.6 billion in the U.S. promoting their products to professionals during the 12 months ended September 30, 1998. This represents an increase of 17.8% over the prior year. Of the $4.6 billion, approximately $4.1 billion was spent on personal on-site selling (detailing) to office and hospital-based physicians, and approximately $0.5 billion was spent on advertising in medical journals. In 1998, over $1.2 billion was also spent on direct-to-consumer advertising. We believe that this promotional spending will continue to increase and that the portion going to outside providers such as Nelson will grow due to a number of factors including the following:

     - growth in the prescription drug market;

     - introduction of new products;

     - cost containment pressures in the healthcare industry; and

     - growth in the role of consumers and patients.

OUR SERVICES

     Through our multiple operating units, we offer a comprehensive range of medical marketing and professional selling services to the healthcare industry:

Medical Marketing Services

     - Professional and consumer advertising: We design, produce and place a variety of marketing materials using all kinds of media.

     - Medical education: We organize conferences, symposia and community advocacy projects aimed at professionals and consumers, and provide publication and editorial support for materials targeted primarily to professionals.

     - Public relations: We conduct media and community relations and coalition advocacy projects aimed at professionals and consumers, and provide publication and editorial support for materials targeted primarily to consumers.

     - Consulting: We provide strategic advisory services to assist clients with regulatory, competitive and other management issues, including the conversion of prescription drugs to over-the-counter status.

     - Patient recruitment: We help our clients recruit patients to participate in clinical trials of drugs.

     - Targeted marketing: We provide marketing services focused on specific audiences such as the Hispanic market.

     - Database marketing: We develop marketing campaigns using database technology aimed at specific product categories and market segments. We also develop behavioral modification programs to improve patient compliance and loyalty.

Professional Selling Services

     - Personal selling (detailing): We employ teams of sales personnel on a contract basis to promote and distribute sample products through on-site visits to physicians and other medical professionals.

     - Peer influence: We assemble groups of physicians for discussions of new drugs or new uses for existing drugs, chaired by one of our full-time moderators.

     - Teleservices: We provide telephone-based direct sales and customer service programs targeting physicians, nurses and other healthcare providers.

     - Professional sales force recruitment & training: We assist pharmaceutical companies in identifying, recruiting and training their internal sales forces.

OUR GROWTH STRATEGY

     Our growth strategy is to capitalize on the continued increase in marketing communications spending by pharmaceutical and other healthcare companies by:

     - increasing revenues from existing clients by identifying new marketing opportunities and cross-selling additional services;

     - expanding our client base and geographic presence;

     - offering additional specialized marketing communications services; and

     - pursuing strategic acquisitions.

     Prior to July 16, 1998, substantially all of the services described in this prospectus were rendered by the Nelson Group, a group of 25 separate companies under the control of Wayne K. Nelson. On July 16, 1998, the Nelson Group completed its consolidation. In the consolidation, the Nelson Group was acquired by an operating company called Arista Marketing Associates, Inc. Arista then changed its name to Nelson Communications Inc. The transaction was accounted for as a pooling of interests. Our principal executive office is located at 41 Madison Avenue, New York, New York, and our telephone number is (212) 684-9400.

                                  THE OFFERING

Common stock offered......................           shares

Common stock to be outstanding after the
offering..................................           shares (1)

Use of proceeds...........................    Working capital for business
                                              expansion purposes, potential
                                              acquisitions and general corporate
                                              purposes. See "Use of Proceeds."

Proposed New York Stock Exchange Symbol...    NCI
---------------
(1) Excludes 3,994,082 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.70 per share at April 19, 1999 and 1,019,428 additional shares of common stock available for future grants under our stock incentive plans. Includes shares to be issued in connection with certain recently completed
    acquisitions, assuming an initial public offering price of $         per
    share. See "Business -- Recent Acquisitions."

     Unless we otherwise indicate, all information in this prospectus (a) assumes no exercise of the underwriters' over-allotment option, (b) gives effect to the consolidation described above and (c) gives effect to a for one reverse stock split to be effected prior to the consummation of this offering. As used in this prospectus, "Nelson," "we," "us," and "our" means Nelson Communications Inc., including its directly and indirectly owned subsidiaries and predecessors.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                                                                             PRO FORMA
                                                      1994(1)      1995      1996       1997       1998       1998(2)
                                                    -----------   -------   -------   --------   --------   -----------
STATEMENT OF INCOME DATA:
Revenues..........................................    $36,984     $48,578   $86,039   $114,714   $126,946    $131,002
Cost of selling services..........................     12,404      12,906    27,446     39,330     40,856      42,011
Compensation and related costs....................      9,667      17,726    27,150     36,216     40,814      41,883
Other operating and administrative expenses(3)....     10,286      15,621    22,201     34,962     35,933      37,186
Reorganization costs(4)...........................         --          --        --      1,540      1,815       1,815
                                                      -------     -------   -------   --------   --------    --------
Income from operations............................      4,627       2,325     9,242      2,666      7,528       8,107
Interest income (expense), net....................        175         120       100        447        (23)        (21)
                                                      -------     -------   -------   --------   --------    --------
Income before income taxes........................      4,802       2,445     9,342      3,113      7,505       8,086
Provision for income taxes........................        850         450     1,752        557      3,590       4,014
                                                      -------     -------   -------   --------   --------    --------
Income before minority interest...................      3,952       1,995     7,590      2,556      3,915       4,072
Minority interest.................................          2          28       123         97       (111)       (169)
                                                      -------     -------   -------   --------   --------    --------
Net income........................................    $ 3,950     $ 1,967   $ 7,467   $  2,459   $  4,026    $  4,241
                                                      =======     =======   =======   ========   ========    ========
UNAUDITED PRO FORMA DATA:
Pro forma provision for income taxes(5)...........    $ 2,114     $ 1,134   $ 4,175   $  1,564   $  3,609
                                                      =======     =======   =======   ========   ========
Pro forma net income..............................    $ 2,686     $ 1,283   $ 5,044   $  1,452   $  4,007
                                                      =======     =======   =======   ========   ========
Pro forma basic earnings per share................    $  0.16     $  0.07   $  0.23   $   0.06   $   0.17    $   0.17
                                                      =======     =======   =======   ========   ========    ========
Pro forma diluted earnings per share..............    $  0.16     $  0.07   $  0.22   $   0.06   $   0.17    $   0.17
                                                      =======     =======   =======   ========   ========    ========
Shares used in computing per share amounts:
  Basic...........................................     16,956      19,376    22,403     23,463     23,912      24,496
  Diluted.........................................     17,317      19,672    22,632     23,702     24,117      24,701

                                                                     AS OF DECEMBER 31, 1998
                                                              -------------------------------------
                                                                           PRO         PRO FORMA
                                                              ACTUAL     FORMA(6)    AS ADJUSTED(7)
                                                              -------    --------    --------------
BALANCE SHEET DATA:
Total assets................................................  $75,398    $78,732        $113,000
Long-term capital lease obligations.........................    1,268      1,268           1,268
Stockholders' equity........................................   16,022     17,003          52,703

---------------
(1) Includes financial data only for the Nelson Group for the period indicated due to the fact that Arista acquired the assets comprising its business from its predecessor in November 1994.

(2) The pro forma income statement data give effect to the following transactions and events as if they had occurred on January 1, 1998: (a) the acquisition of additional equity interests in three of our subsidiaries; (b) the acquisition of The Medical Phone Company ((a) and (b) together, the "1998 Purchase Transactions"); (c) the acquisition of the assets of Lipton Communications Group, Inc.; (d) the acquisition of the remaining 20% minority interest in one of our subsidiaries; (e) the acquisition of 9% of the equity of Pan Advertising Limited; (f) the acquisition of 60% of the equity of Monkey Communication S.P.R.L.; ((c), (d), (e) and (f) collectively, the "1999 Purchase Transactions"); and (g) the transactions relating to the pro forma tax adjustments described in Note 5 below. See "Unaudited Pro Forma Consolidated Financial Data."

(3) Includes incentive compensation costs of $7,182 in 1997 and $2,500 in 1998 which were greater than our customary cash compensation levels. Such costs are not expected to continue because of the implementation of our employee stock incentive plan in October 1998.

(4) Includes legal and accounting fees related to the reorganization of the Nelson Group and Arista.

(5) Certain Nelson companies previously elected to be treated as S Corporations under the Internal Revenue Code and, where available, state tax laws. The S Corporation elections of these companies were terminated at various times. The pro forma provision for income taxes reflects a provision for federal and state income taxes as though all Nelson companies had been treated as C Corporations during the periods presented.

(6) The pro forma balance sheet data give effect to the 1999 Purchase Transactions as if they had occurred on December 31, 1998.

(7) Gives effect to this offering at an assumed initial public offering price of
    $    per share. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the common stock involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before purchasing the common stock.

     This prospectus contains forward-looking statements regarding our performance, strategy, plans, objectives, expectations, beliefs and intentions. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the following risk factors.

WE DEPEND ON THE PHARMACEUTICAL INDUSTRY FOR A LARGE PERCENTAGE OF OUR BUSINESS.

     We generated 91.3% of 1998 revenues from services provided to pharmaceutical companies. For this reason, our business, financial condition and results of operations depend heavily on the sales and marketing expenditures of pharmaceutical companies. Developments in the pharmaceutical industry, such as the increasing use of generic drugs in place of branded drugs upon patent expiration or a reduction in the promotional expenditures of pharmaceutical companies, could have a material adverse effect on us. Pharmaceutical companies might reduce promotional expenditures in response to a number of factors, including:

     - governmental reform and private market initiatives to cut the cost of pharmaceutical products;

     - governmental, medical association or pharmaceutical industry initiatives to regulate the manner in which pharmaceutical companies promote their products; or

     - a decrease in the number of new drugs being developed or delays in their introduction.

     There have been a number of private market initiatives to limit healthcare costs, particularly pharmaceutical costs. For instance, certain large managed healthcare providers have adopted the use of formularies (lists of preferred drugs), creating pressure on pharmaceutical companies to cut costs, including promotional and marketing expenditures. Private market initiatives to further contain healthcare costs could have a material adverse effect on us.

OUR FIVE LARGEST CLIENTS ACCOUNT FOR A SUBSTANTIAL PERCENTAGE OF OUR REVENUES.

     Our revenue and profitability depend heavily on our relationships with a limited number of large pharmaceutical companies. Our five largest clients accounted for 68.5% of our revenues in 1996, 63.8% of our revenues in 1997 and 52.8% of our revenues in 1998. Johnson & Johnson accounted for 38.8% of our 1996 revenues, 30.4% of our 1997 revenues and 22.7% of our 1998 revenues. We performed services for 10 Johnson & Johnson affiliates in 1996 and 1997 and 11 Johnson & Johnson affiliates in 1998. We expect to maintain a similar level of concentration with our larger clients, especially given the increased concentration within the pharmaceutical industry. The loss or significant reduction of business from any major client would have a material adverse effect on us.

OUR BUSINESS AND GROWTH DEPEND ON THE TREND TOWARD THE USE OF OUTSIDE PROVIDERS IN THE HEALTHCARE INDUSTRY.

     Our business and growth depend in large part on the trend toward contracting with outside providers, or "outsourcing", of medical marketing and professional selling services in the pharmaceutical industry. This trend in outsourcing may not continue, as companies may elect to perform such services internally. A significant change in this trend would have a material adverse effect on us.

OUR CONTRACTS ARE GENERALLY SHORT-TERM AND EASILY CANCELLABLE.

     The term of our contracts is generally one year or less, and clients may terminate a contract on 30 to 90 days' prior notice without penalty. The failure to obtain new contracts to replace expiring contracts, or the termination or delay of existing contracts, could have a material adverse effect on us.

WE COMPETE IN A HIGHLY COMPETITIVE AND FRAGMENTED MARKET.

     Our industry is highly competitive and fragmented. In the medical marketing area, we compete directly and indirectly with:

     - specialty healthcare marketing and communications firms;

     - public relations agencies;

     - management consulting firms; and

     - in-house advertising and marketing departments of pharmaceutical companies.

The expansion in healthcare marketing to consumers has led to increased competition from large traditional advertising agencies. Many of them offer both consumer and professional advertising, as well as public relations services. Certain of these agencies are beginning to broaden their services to include medical education, as well as other medical marketing services.

     In the professional selling area, we compete against:

     - in-house sales and marketing departments of pharmaceutical companies;

     - full-time and part-time contract selling organizations;

     - general and healthcare-focused telemarketing firms; and

     - other outside providers of peer influence services.

     A number of our competitors have capabilities and resources equal to or greater than ours. We may experience pricing pressures and loss of market share due to competition.

OUR GROWTH PLACES STRAINS ON OUR MANAGEMENT, OPERATIONS AND SYSTEMS.

     We have experienced rapid growth in the number of our employees, the size of our programs and the scope of our operations and services. This growth has placed, and will continue to place, strains on our management, operations and systems. Our future growth will depend on a number of factors, including:

     - the development of new client relationships;

     - expansion of business with existing clients;

     - offering of additional services; and

     - recruitment, motivation and retention of additional qualified personnel.

We may be unable to manage our expanding operations effectively or maintain our growth. Failure to manage growth successfully could have a material adverse effect on us.

WE DEPEND ON THE CONTINUED SERVICES OF KEY PERSONNEL.

     Our success depends in large part upon the continued services of our key management, and creative and operational personnel, including Wayne K. Nelson, Chairman of the Board, Thomas A. Moore, President and Chief Executive Officer, senior members of management, including Fred H. Kellogg, Peter J. Scarperi, Dr. Arthur Hull Hayes, Jr., Peter Law-Gisiko and Dr. Joseph A. Romano, and the heads of individual operating units. Although we expect to enter into employment agreements with the foregoing individuals, we may be unable to retain the services of such key personnel. In order to support our growth, we will need to recruit, develop and retain additional qualified management and creative and operational personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on us. We do not maintain key-person life insurance policies on any of our employees.

WE HAVE CHANGED THE WAY WE PROVIDE EQUITY INCENTIVES TO MANAGEMENT.

     Before our consolidation into our current structure in July 1998, executive officers of individual Nelson Group companies were equity holders in those companies and received a combination of salary, bonus and S Corporation distributions. Consequently, in the past, management compensation was tied more directly to individual company performance than to the performance of the Nelson Group as a whole. As part of our consolidation, our executive officers and many of our operating unit executives became shareholders of Nelson. While we continue to provide incentives for individual operating unit performance, as well as equity participation in start-up companies, the direct relationship between individual operating unit performance and compensation has been reduced. Consequently, we may not be able to achieve operating results that are similar to prior periods.

WE PLAN TO GROW THROUGH ACQUISITIONS, BUT WE HAVE LIMITED EXPERIENCE IN IDENTIFYING, COMPLETING AND INTEGRATING ACQUISITIONS.

     We recently completed the acquisitions of the assets of Lipton Communication Group, Inc. and 60% of the equity of Monkey Communication S.P.R.L. As part of our growth strategy, we expect to expand our business through further complementary acquisitions. We have had limited experience in acquiring businesses and may be unable to successfully integrate and manage a significant number of acquired businesses in the long term. We may be unable to:

     - effectively integrate our recent acquisitions;

     - successfully identify, complete or integrate future acquisitions;

     - have our acquisitions contribute significant revenues or profits; or

     - marshall sufficient capital resources to pursue this aspect of our growth strategy.

     Future acquisitions could involve the issuance of equity securities which could dilute the holdings of existing stockholders. Future acquisitions could also involve the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on us.

OUR QUARTERLY OPERATING RESULTS MAY VARY, AND OUR STOCK PRICE MAY BE VOLATILE.

     Historically, our results of operations have fluctuated on a quarterly basis. We expect them to continue to fluctuate quarterly. Our quarterly results may vary as a result of a number of factors, including:

     - expenditure patterns of our clients;

     - commencement or completion of significant contracts;

     - announcements by us, our competitors or clients;

     - the ability of our clients to get new drugs approved by the FDA;

     - government and private market initiatives;

     - relative profit margins of our services;

     - healthcare industry conditions; and

     - other events that may be beyond our control.

     We may be unable to foresee many of these factors and therefore unable to anticipate quarterly fluctuations. Reported quarterly operating results that fail to meet the expectations of securities analysts could cause a substantial decline in our stock price.

OUR EQUITY INCENTIVES FOR MANAGERS OF OUR OPERATING UNITS MAY POSE A RISK OF FUTURE DILUTION FOR SHAREHOLDERS.

     As an incentive for managers of new operating units, we have granted and expect to continue to grant managers a minority ownership position in the operating units. As these operating units grow, we expect to purchase these minority ownership positions using Nelson common stock. If these new operating units are very successful, we may need to issue a large number of shares to purchase these minority interests. This may be dilutive to our stockholders.

WE DEPEND ON SPECIALLY TRAINED EMPLOYEES, AND HIGHER TURNOVER RATES COULD INCREASE COSTS AND DECREASE PRODUCTIVITY.

     Certain segments of our industry are very labor intensive and experience high personnel turnover. A higher turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiencies and productivity. Our operations, particularly personal selling and teleservices, require specially trained employees. Growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that we will be able to continue to hire, train and retain a sufficient labor force of qualified employees.

THE HEALTHCARE INDUSTRY IS HIGHLY REGULATED.

     The healthcare industry is extensively regulated. Various laws, regulations and industry guidelines affect the provision and reimbursement of healthcare services and products, including pharmaceutical products. Certain areas of our business are subject to government regulation. It is possible that new or different laws, regulations or guidelines may apply in the future. The failure of Nelson or its clients to comply with applicable regulatory requirements or industry guidelines could:

     - limit certain business activities;

     - subject us or our clients to adverse publicity;

     - increase the costs of regulatory compliance; or

     - subject us or our clients to monetary fines or other penalties.

Such occurrences could have a material adverse effect on us.

HEALTHCARE REFORM INITIATIVES MAY CAUSE A DECREASE IN SPENDING FOR OUR SERVICES.

     Congress and other federal and state bodies have considered healthcare reform measures in recent years. The general intent of the proposals has been to reduce the growth of healthcare expenditures while expanding healthcare coverage for the uninsured. Although comprehensive healthcare reform has been on the agenda, legislators have passed only limited proposals focusing on the delivery of healthcare services. Governmental bodies may consider comprehensive healthcare reform again and may continue to enact limited reform bills. Government healthcare reform may adversely affect the promotional and marketing expenditures of pharmaceutical companies, which could decrease our business opportunities. We cannot predict the likelihood of such legislative reform or the effects it might have on us.

THERE HAS BEEN AN INCREASING NUMBER OF LAWSUITS AGAINST HEALTHCARE INDUSTRY PARTICIPANTS, AND WE COULD BECOME A TARGET OF A LAWSUIT.

     In recent years, there has been an increasing number of lawsuits against healthcare industry participants alleging malpractice, product liability and other legal theories. Such lawsuits often involve large claims and significant legal costs. Although we have never been subject to any such lawsuit, as a provider of services to the pharmaceutical industry we face the risk of being named as a party in such lawsuits, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if any such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expense. Therefore, such claims could have a material adverse effect on us.

     We maintain insurance policies, including liability insurance. We cannot be certain that the coverage maintained by us will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost. Although many of our contracts require our clients to indemnify us for claims and expenses arising with respect to the services performed by us on the clients' behalf, our contracts may not provide for adequate indemnification against all potential litigation risks facing us. Our contracts often require us to indemnify clients for our negligence. We can be held liable for errors and omissions of our employees for services we perform that are outside the scope of any indemnity. Our insurance policies do not insure us against the errors and omissions of our employees. We could also incur losses because of the cost of legal proceedings associated with our services or the pharmaceutical products with respect to which we provide services.

IF WE OR OUR MATERIAL SUPPLIERS OR CLIENTS ARE NOT YEAR 2000 COMPLIANT IT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     The year 2000 issue generally refers to the inability of systems hardware and software to correctly identify two-digit references to specific calendar years, beginning with 2000. The year 2000 issue can affect us directly by affecting our internal computer systems. The year 2000 issue can also affect us indirectly, if our suppliers' or clients' systems are not compliant. Although we expect to address all internal year 2000 issues by the end of 1999, if we fail to do so, we may experience a disruption in our business. Additionally, we are just beginning to assess the readiness of our major clients and suppliers. If our major clients and/or suppliers are not year 2000 compliant, it may cause delays or other disruptions in our providing services to clients or in their providing payment to us. If these events occur, they could result in a material adverse effect on us.

WE HAVE NOT DESIGNATED HOW WE WILL USE THE PROCEEDS OF THIS OFFERING.

     We have not designated the net proceeds from this offering for any specific purpose. As a consequence, management will have broad discretion with respect to the use of such proceeds. The principal purposes of this offering are:

     - to obtain additional working capital for business expansion purposes;

     - to consummate potential acquisitions using either cash or common stock;

     - to facilitate our access to public equity markets; and

     - to enhance our ability to use our common stock as a means of attracting and retaining key employees.

     Net proceeds from this offering will also be available for general corporate purposes.

A SMALL NUMBER OF PRINCIPAL STOCKHOLDERS COULD CONTROL THE OUTCOME OF IMPORTANT CORPORATE TRANSACTIONS.

     The directors and executive officers of Nelson, including Wayne K. Nelson, Thomas A. Moore and Peter J. Scarperi (and members of their families and trusts and other entities beneficially owned by them and members of their families),
will beneficially own in the aggregate approximately      % of the outstanding
common stock after this offering. As a result, these stockholders will have the ability, if they act in concert, to control the outcome of fundamental corporate transactions requiring stockholder approval, including mergers, sales of assets and the election of the members of our Board of Directors. Additionally, this voting concentration may have the effect of discouraging, delaying or preventing a change in control of Nelson.

A LARGE NUMBER OF SHARES OF COMMON STOCK WILL BE ELIGIBLE FOR SALE SIX MONTHS AFTER COMPLETION OF THIS OFFERING.

     Upon the completion of this offering, we will have a total of shares of common stock outstanding. Prior to this offering, 24,541,574 shares of common stock were outstanding. Holders of such shares will agree not to sell or offer to sell or otherwise dispose of any shares of common stock or any right to acquire any shares of common stock or any securities exercisable for or convertible into any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. After the 180-day period, these shareholders will be able to sell their shares in the public market pursuant to

Rule 144 under the Securities Act. The sale of a substantial amount of our common stock in the public market could lower its price.

     We intend to register on Form S-8 under the Securities Act, as soon as practicable after the effective date of this offering, 5,067,179 shares of common stock issued or reserved for issuance under our stock incentive plans. As of April 19, 1999, there were outstanding options for the purchase of 3,994,082 shares of common stock. Shares registered and issued pursuant to the registration statement on Form S-8 will be freely tradable after the expiration of the 180-day period referred to above, except to the extent that the holders of those shares are deemed to be "affiliates" of Nelson. In this case the transferability of shares held by affiliates will be subject to the volume limitations set forth in Rule 144 under the Securities Act.

THERE IS NOT YET A PUBLIC TRADING MARKET FOR THE COMMON STOCK; THE INITIAL PUBLIC OFFERING PRICE WILL BE NEGOTIATED WITH OUR UNDERWRITERS.

     There has not been a public market for the common stock. We intend to apply to have the common stock listed for trading on the New York Stock Exchange. We do not know the extent to which investor interest in Nelson will lead to the development of a trading market or how liquid that market might be. We will determine the initial public offering price of the common stock through negotiation with the representatives of the underwriters. You may not be able to resell your shares at or above the initial public offering price.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We do not anticipate paying cash dividends on our common stock for the foreseeable future. See "Dividend Policy."

CERTAIN PROVISIONS OF LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS MAY DISCOURAGE TAKEOVERS.

     Certain provisions of our certificate of incorporation and by-laws, certain sections of the Delaware General Corporation Law and the ability of our Board of Directors to issue shares of preferred stock could make it more difficult for a third party to acquire us, even if a change in control could be beneficial to our stockholders. These provisions could also make it more difficult to remove incumbent directors. See "Description of Capital Stock -- Certain Provisions of Certificate of Incorporation and By-Laws" and "-- Statutory Business Combination Provision."

PURCHASERS OF COMMON STOCK IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     Purchasers of the common stock in this offering will incur immediate and substantial dilution in the net tangible book value per share of common stock.
At the assumed initial public offering price of $     per share, you will incur
dilution of $     per share. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to Nelson from the sale of the           shares of common
stock being offered hereby are estimated to be $35.7 million ($41.3 million if the underwriters' over-allotment option is exercised in full), assuming an
initial public offering price of $     per share and after deducting the
underwriting discounts and commissions and estimated offering expenses. The principal purposes of the offering are:

     - to obtain additional working capital for business expansion purposes;

     - to consummate potential acquisitions using either cash or common stock;

     - to facilitate our access to public equity markets; and

     - to enhance our ability to use our common stock as a means of attracting and retaining key employees.

Net proceeds from the offering will also be available for general corporate purposes. Pending use of the net proceeds for the above purposes, we intend to invest such funds in short-term, interest-bearing investment-grade obligations.

                                DIVIDEND POLICY

     We currently intend to retain our earnings for future growth and, therefore, do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Nelson as of December 31, 1998, (a) as reported in our Consolidated Financial Statements,
(b) on a pro forma basis to reflect the 1999 Purchase Transactions and (c) on a pro forma basis as adjusted to give effect to the sale of the shares of common
stock offered hereby at an assumed initial public offering price of $     per
share. This table should be read in conjunction with our Consolidated Financial Statements and the notes thereto and "Unaudited Pro Forma Consolidated Financial Data" contained elsewhere in this prospectus.

                                                                 DECEMBER 31, 1998
                                                      ----------------------------------------
                                                                                    PRO FORMA
                                                      ACTUAL       PRO FORMA       AS ADJUSTED
                                                      -------    --------------    -----------
                                                                   (IN THOUSANDS)
Long-term capital lease obligations.................  $ 1,268       $ 1,268          $ 1,268
                                                      -------       -------          -------
Stockholders' equity:
  Common stock, $.01 par value, 100,000,000 shares
     authorized; 24,348,408 shares issued and
     outstanding; 24,487,607 shares issued and
     outstanding pro forma;           shares issued
     and outstanding as adjusted(1).................      243           245
Additional paid-in capital..........................   11,242        12,221
Accumulated other comprehensive income..............       12            12               12
Retained earnings...................................    4,525         4,525            4,525
                                                      -------       -------          -------
          Total stockholders' equity................   16,022        17,003           52,703
                                                      -------       -------          -------
          Total capitalization......................  $17,290       $18,271          $53,971
                                                      =======       =======          =======

---------------
(1) Excludes 3,994,082 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.70 per share at April 19, 1999 and 1,019,428 additional shares of common stock available for future grants under our stock incentive plans. See "Management -- Stock Incentive Plans" and "-- Assumed Stock Option Plans."
    Includes          shares to be issued in connection with certain recently
    completed acquisitions, assuming an initial public offering price of $ per share. See "Business -- Recent Acquisitions."

                                    DILUTION

     As of             , 1999, Nelson had a net tangible book value of
approximately $     million or $     per share of common stock. Net tangible
book value represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding, including all outstanding stock grants and excluding all outstanding stock options. Without taking into account any other changes in the net tangible book value after
            , 1999, other than to give effect to the receipt of the net proceeds
from the sale of the           shares of common stock offered hereby at an
assumed initial public offering price of $     per share, the pro forma net
tangible book value of Nelson as of             , 1999 would have been
approximately $     or $     per share. This represents an immediate increase in
net tangible book value of $     per share to existing stockholders and an
immediate dilution of $     per share to new investors. The following table
illustrates this per share dilution:

Assumed initial public offering price per share.........................    $
  Net tangible book value per share before the offering.....  $
  Increase per share attributable to new investors..........
Pro forma net tangible book value per share after the offering..........
                                                                            ----------
Dilution per share to new investors.....................................    $
                                                                            ==========

     The following table summarizes, on a pro forma basis as of             ,
1999, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from Nelson, the total consideration paid and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses.

                             SHARES PURCHASED     TOTAL CONSIDERATION
                             -----------------    -------------------    AVERAGE PRICE
                             NUMBER    PERCENT     AMOUNT    PERCENT       PER SHARE
                             -------   -------    --------   --------    -------------
Existing stockholders......                   %                     %      $
New investors..............                   %                     %      $
                             -------   -------    -------    -------
     Total.................                   %                     %
                             =======   =======    =======    =======

     The foregoing computations assume no exercise of any outstanding stock
options after             , 1999 or the underwriters' over-allotment option. As
of April 19, 1999, options to purchase 3,994,082 shares of common stock were outstanding. To the extent these options are exercised, there will be further dilution to new investors. See "Management -- 1998 Stock Incentive Plans" and "-- Assumed Stock Option Plans." The foregoing computations assume the issuance
of           shares of common stock to be issued in connection with certain recently completed acquisitions, assuming an initial public offering price of
$       per share. See "Business -- Recent Acquisitions."

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our Consolidated Financial Statements and notes thereto, "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The selected statement of income data for the years ended December 31, 1996, 1997 and 1998 and the selected balance sheet data as of December 31, 1997 and 1998 were derived from our audited Consolidated Financial Statements included elsewhere in this prospectus. The selected income statement data for the years ended December 31, 1994 and 1995 and the selected balance sheet data as of December 31, 1994, 1995 and 1996 were derived from our historical financial statements not included in this prospectus. The following selected financial data present financial information for Nelson and Arista for the periods prior to our consolidation as though they had been combined from inception. The selected pro forma income statement data for the year ended December 31, 1998 and the selected pro forma balance sheet data as of December 31, 1998 were derived from our Unaudited Pro Forma Consolidated Financial Data included elsewhere in this prospectus.

                                                       (table on following page)

                                                                             YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------------------
                                                                                                                        PRO FORMA
                                                   1994(1)         1995         1996          1997          1998         1998(2)
                                                 -----------      -------      -------      --------      --------      ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues...................................        $36,984        $48,578      $86,039      $114,714      $126,946      $131,002
Cost of selling services...................         12,404         12,906       27,446        39,330        40,856        42,011
Compensation and related costs.............          9,667         17,726       27,150        36,216        40,814        41,883
Other operating and administrative
  expenses(3)..............................         10,286         15,621       22,201        34,962        35,933        37,186
Reorganization costs(4)....................             --             --           --         1,540         1,815         1,815
                                                   -------        -------      -------      --------      --------      --------
Income from operations.....................          4,627          2,325        9,242         2,666         7,528         8,107
Interest income (expense), net.............            175            120          100           447           (23)          (21)
                                                   -------        -------      -------      --------      --------      --------
Income before income taxes.................          4,802          2,445        9,342         3,113         7,505         8,086
Provision for income taxes.................            850            450        1,752           557         3,590         4,014
                                                   -------        -------      -------      --------      --------      --------
Income before minority interest............          3,952          1,995        7,590         2,556         3,915         4,072
Minority interest..........................              2             28          123            97          (111)         (169)
                                                   -------        -------      -------      --------      --------      --------
Net income.................................        $ 3,950        $ 1,967      $ 7,467      $  2,459      $  4,026      $  4,241
                                                   =======        =======      =======      ========      ========      ========
Basic earnings per share...................        $  0.23        $  0.10      $  0.33      $   0.10      $   0.17
                                                   =======        =======      =======      ========      ========
Diluted earnings per share.................        $  0.23        $  0.10      $  0.33      $   0.10      $   0.17
                                                   =======        =======      =======      ========      ========
UNAUDITED PRO FORMA DATA:
Income before income taxes.................        $ 4,802        $ 2,445      $ 9,342      $  3,113      $  7,505
Pro forma provision for income taxes(5)....          2,114          1,134        4,175         1,564         3,609
Minority interest..........................              2             28          123            97          (111)
                                                   -------        -------      -------      --------      --------
Pro forma net income.......................        $ 2,686        $ 1,283      $ 5,044      $  1,452      $  4,007
                                                   =======        =======      =======      ========      ========
Pro forma basic earnings per share.........        $  0.16        $  0.07      $  0.23      $   0.06      $   0.17      $   0.17
                                                   =======        =======      =======      ========      ========      ========
Pro forma diluted earnings per share.......        $  0.16        $  0.07      $  0.22      $   0.06      $   0.17      $   0.17
                                                   =======        =======      =======      ========      ========      ========
Shares used in computing per share amounts:
  Basic....................................         16,956         19,376       22,403        23,463        23,912        24,496
  Diluted..................................         17,317         19,672       22,632        23,702        24,117        24,701

                                                                                AS OF DECEMBER 31,
                                                 --------------------------------------------------------------------------------
                                                                                                                        PRO FORMA
                                                   1994(1)         1995         1996          1997          1998         1998(6)
                                                 -----------      -------      -------      --------      --------      ---------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets...............................        $19,678        $32,829      $49,377      $ 66,992      $ 75,398      $ 78,732
Long term debt.............................             --          1,091          480            --            --            --
Long-term capital lease obligations........             --             --          393           642         1,268         1,268
Stockholders' equity.......................          3,519          3,231        4,179         3,285        16,022        17,003

---------------

(1) Includes financial data only for the Nelson Group for the period indicated due to the fact that Arista acquired the assets comprising its business from its predecessor in November 1994.

(2) The pro forma income statement data give effect to the 1998 Purchase Transactions, the 1999 Purchase Transactions and the transactions relating to the pro forma tax adjustments described in Note 5 below as if each had occurred on January 1, 1998.

(3) Includes incentive compensation costs of $7,182 in 1997 and $2,500 in 1998 which were greater than our customary cash compensation levels. Such costs are not expected to continue because of the implementation of our employee stock incentive plan in October 1998.

(4) Includes legal and accounting fees related to the reorganization of the Nelson Group and Arista.

(5) Certain Nelson companies previously elected to be treated as S Corporations under the Internal Revenue Code and, where available, state tax laws. The S Corporation elections of these companies were terminated at various times. The pro forma provision for income taxes reflects a provision for federal and state income taxes as though all Nelson companies had been treated as C Corporations during the periods presented.

(6) The pro forma balance sheet data give effect to the 1999 Purchase Transactions as if they had occurred on December 31, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read together with our Consolidated Financial Statements and the notes thereto. This prospectus contains forward-looking statements regarding our performance, strategy, plans, objectives, expectations, beliefs and intentions. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the factors described below, under "Risk Factors" and "Business" and in this prospectus generally.

GENERAL

     We are a leading and growing provider of marketing communications services to the healthcare industry. According to Med Ad News, we are the world's largest independent healthcare marketing communications organization and the second largest overall, based on 1998 revenues. We provide many of the largest pharmaceutical companies with medical marketing and professional selling services. Our clients include:

- Abbott Laboratories         - Hoechst Marion Roussel   - Organon
- American Home Products      - Hoffman LaRoche          - Parke Davis
- Astra Merck                 - Johnson & Johnson        - Pfizer
- Bristol-Myers Squibb        - Merck                    - Procter & Gamble
- Glaxo Wellcome              - Novartis                 - SmithKline Beecham


     Our clients also include consumer products companies such as Kellogg Company and ConAgra, which are increasingly promoting the health benefits of their products. We believe that our broad service offerings and extensive healthcare expertise provide clients with high quality, variable cost solutions to meet the full range of their marketing communications objectives.

     The first Nelson Group company, Professional Detailing Network, Inc. ("PDN"), was founded in 1987 to provide professional personal selling services to pharmaceutical companies. In 1989, we acquired two healthcare marketing services firms engaged in healthcare advertising and medical education services. Since that time, we have grown and diversified primarily through the establishment of new operating units around individuals with significant experience in the healthcare industry. In July 1998, the Nelson Group companies and Arista completed a consolidation pursuant to which we reorganized into our current holding company structure. The transaction was accounted for as a pooling of interests.

     We have demonstrated strong internal growth by expanding revenues from existing clients through the provision of new services and increased utilization of services previously provided. We have served six of the 10 largest pharmaceutical companies for five or more years and generated 72.0% of revenues in 1998 from clients served in 1995. In 1998, we served all of the 10 largest pharmaceutical companies in the world and 27 of the top 50, based on 1997 revenues. We also have successfully added new clients, including other leading pharmaceutical and consumer product companies. The number of clients served has grown from 84 in 1995 to 154 in 1998. As a result of the foregoing, our revenues increased to $126.9 million in 1998 from $48.6 million in 1995.

     Beginning in the last quarter of 1997 and continuing through 1998, we reviewed and restructured our management in the professional selling segment of our business following a period of strong growth. This resulted in reduced focus on new business development during that period. In 1998, we strengthened our management team by adding the former Vice President of Consumer Marketing and Retail Sales from Allergan as the Group Chairman of Selling Services. We also hired a former Director of Strategic Alliances-Sales of Astra Merck as President of PDN. In addition, we broadened our service offerings in the professional selling sector to include full-time and syndicated selling services and secured several contracts for such services. We also have begun to market our services in an integrated fashion, particularly complementing our professional selling services with a number of medical marketing services.

     We generate a significant portion of our revenues from a number of major clients. Our five largest clients accounted for 68.5% of our revenues in 1996, 63.8% of our revenues in 1997 and 52.8% of our revenues in 1998. In 1998, 11 operating companies of Johnson & Johnson accounted for 22.7% of revenues. In 1997, Johnson & Johnson accounted for 30.4% of revenues and SmithKline Beecham accounted for 12.2% of revenues. Revenues from these and other major clients are derived through relationships with and services provided by multiple operating units within Nelson. In 1998, 23 of our operating units generated revenues from Johnson & Johnson.

     We derive our revenues through a variety of contract structures:

     - Medical marketing services contracts generally provide for a monthly retainer fee, extend for one year or less, and are cancelable upon 30 to 90 days' notice and without penalty. We recognize revenue from these contracts monthly in accordance with services provided. We also enter into contracts for project-based assignments, the duration of which vary from days to several months. These contracts are usually cancelable with minimal notice or penalty. We recognize revenue from these contracts as services are provided. In limited circumstances, we derive revenue through commissions on media production costs.

     - Professional selling services contracts typically provide for fees based on hours or the number of visits or telephone calls made by the sales representatives. Contracts may provide for performance incentives based upon increases in the product's market share or physician referrals. Selling contracts are generally for one year and are cancelable upon 60 to 90 days' notice without penalty. Contracts for peer influence meetings often include minimum performance criteria regarding the number of doctors included in the meetings. If sufficient doctors are not included in a set of meetings, additional meetings may be held at our expense to meet the criteria. These contracts are generally terminable at will. We recognize revenue from professional selling services as the services are performed.

     Cost of selling services represents personnel and other direct costs associated with professional selling services. Personnel costs are comprised of all labor related costs for sales representatives and field managers who are directly responsible for rendering of services. These costs include salaries, bonuses, fringe benefits and payroll taxes. These costs also include travel, electronic data collection, recruitment and training costs for sales personnel.

     Compensation and related costs include expenses for all employees and contracted freelance services associated with our medical marketing services and for all professional selling services staff not directly responsible for the rendering of services. Other operating and administrative expenses include compensation of executives and administrative staff, rent, depreciation and amortization expenses and professional service fees. Other operating and administrative expenses include incentive compensation costs of $7.2 million in 1997 and $2.5 million in 1998 which were greater than our customary cash compensation levels. Such costs are not expected to continue because of the implementation of our stock incentive plan in October 1998. In 1997 and 1998, we also incurred $1.5 million and $1.8 million, respectively, in reorganization expense related to the consolidation of the Nelson Group and Arista. These costs consisted primarily of legal and accounting fees.

     To incentivize the entrepreneurial management of new operating units, we have created, and expect to continue to create, subsidiaries in which managers of the units maintain a minority ownership position. The minority interests' share of income is reflected as an adjustment of income on our financial statements. As these subsidiaries grow, we expect to purchase the minority positions in exchange for Nelson common stock. Goodwill and the related amortization expense are expected to increase as a result of these transactions.

     The following discussion covers periods when the Nelson Group and Arista were not under common control or management. These results may not be indicative of results that would have been reported had they been under common control or of future financial or operating results.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated income statement data of Nelson expressed as a percentage of revenue for the periods indicated.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                             -----------------------
                                                             1996     1997     1998
                                                             -----    -----    -----
Revenues...................................................  100.0%   100.0%   100.0%
Cost of selling services(1)................................   31.9     34.3     32.2
Compensation and related costs.............................   31.6     31.6     32.2
Other operating and administrative expenses................   25.8     30.5     28.3
Reorganization costs.......................................     --      1.3      1.4
                                                             -----    -----    -----
Income from operations.....................................   10.7      2.3      5.9
Interest income, net.......................................    0.1      0.4      0.0
                                                             -----    -----    -----
Income before income taxes.................................   10.8      2.7      5.9
Provision for income taxes.................................    2.0      0.5      2.8
                                                             -----    -----    -----
Income before minority interest............................    8.8      2.2      3.1
Minority interest..........................................    0.1      0.1     (0.1)
                                                             -----    -----    -----
Net income.................................................    8.7%     2.1%     3.2%
                                                             =====    =====    =====

---------------
(1) Cost of selling services represented 64.2% in 1996, 67.2% in 1997, and 67.9% in 1998 of professional selling services revenue.

     The following table sets forth certain supplemental data, in thousands, for the periods indicated:

                                               MEDICAL     PROFESSIONAL
                                              MARKETING      SELLING       OTHER(1)     TOTAL
                                              ---------    ------------    --------    --------
1996
Revenues....................................   $43,317       $42,722       $    --     $ 86,039
Income from operations......................     7,302         1,940            --        9,242

1997
Revenues....................................    56,217        58,497            --      114,714
Income from operations......................     8,523         2,865        (8,722)       2,666

1998
Revenues....................................    66,746        60,200            --      126,946
Income from operations......................     8,908         2,935        (4,315)       7,528

---------------
(1) Includes incentive compensation costs which were greater than customary cash compensation levels and reorganization costs related to our consolidation. Such costs are not expected to continue because of the implementation of our employee stock incentive plan in October 1998 and the completion of the consolidation. These costs are not allocated to the medical marketing or professional selling segments in measuring their performance.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues. Revenues increased $12.2 million, or 10.7%, to $126.9 million in 1998 from $114.7 million in 1997. The increase in revenues resulted primarily from projects from clients for whom we provided services within the last three years ($8.0 million) and from new clients ($4.2 million). Revenues from medical marketing services increased 18.7% to $66.7 million in 1998 from $56.2 million in 1997. Professional selling services revenues increased 2.9% to $60.2 million from $58.5 million in 1997. Medical marketing revenues continued to grow significantly due primarily to an increase in services provided to existing clients. The growth in professional selling revenues slowed due to our management restructuring, which resulted in reduced focus on new business development during that period.

     Cost of Selling Services. Cost of selling services increased $1.5 million, or 3.9%, to $40.8 million in 1998 from $39.3 million in 1997. Cost of selling services as a percentage of professional selling services revenues increased to 67.9% in 1998 from 67.2% in 1997. This increase was primarily attributable to a change in the revenue mix in professional selling services resulting from a relative increase in detailing revenues, which have lower gross margins than revenues from other professional selling services.

     Compensation and Related Costs. Compensation and related costs increased $4.6 million, or 12.7%, to $40.8 million in 1998 from $36.2 million in 1997. As a percentage of revenues, compensation and related costs increased to 32.2% in 1998 from 31.6% in 1997. The increase is primarily attributable to adding staff to manage strong revenue growth in the medical marketing segment and investment in new operating units. We formed eight new operating units in 1998, six of which were in medical marketing services.

     Other Operating and Administrative Expenses. Other operating and administrative expenses increased $1.0 million, or 2.8%, to $35.9 million in 1998 from $34.9 million in 1997. As a percentage of revenues, other operating and administrative expenses decreased to 28.3% in 1998 from 30.5% in 1997. Other operating and administrative expenses include incentive compensation costs of $2.5 million in 1998 and $7.2 million in 1997, which were greater than customary cash compensation levels. Such costs are not expected to continue because of the implementation of our employee stock incentive plan. Excluding these costs, other operating and administrative expenses increased $5.6 million, or 20.3%, to $33.4 million in 1998 from $27.8 million in 1997. As a percentage of revenues, the adjusted other operating and administrative expenses increased to 26.3% in 1998 from 24.2% in 1997. This increase was primarily attributable to additional rent and occupancy costs related to the expansion of office space to accommodate growth ($4.1 million), costs associated with the establishment of start-up operating units offering new services to clients ($0.8 million) and increased operating costs ($0.7 million), including professional fees, equipment rental and investment in technology and infrastructure.

     Reorganization Costs. Reorganization costs increased $0.3 million, or 17.9%, to $1.8 million in 1998 from $1.5 million in 1997. These costs consisted primarily of legal and accounting fees related to the consolidation of the Nelson Group and Arista, and are not expected to continue.

     Income from Operations. As a result of the foregoing, income from operations increased $4.9 million, or 182.4%, to $7.5 million in 1998 from $2.6 million in 1997. Income from operations as a percentage of revenues increased to 5.9% in 1998 from 2.3% in 1997. Income from operations, adjusted to exclude incentive compensation costs greater than customary cash compensation and reorganization costs, increased $0.5 million, or 4.0%, to $11.8 million in 1998 from $11.3 million in 1997. Adjusted income from operations for the medical marketing segment increased $0.4 million, or 4.5%, to $8.9 million in 1998 from $8.5 million in 1997. As a percentage of medical marketing revenues, adjusted income from operations for the medical marketing segment decreased to 13.3% in 1998 from 15.2% in 1997. Adjusted income from operations for the professional selling segment increased $0.1 million, or 2.4%, to $2.9 million in 1998 from $2.8 million in 1997. As a percentage of professional selling revenues, adjusted income from operations for the professional selling segment was 4.9% in 1998 and 1997.

     Provision for Income Taxes. The provision for income taxes for 1998 was $3.6 million, an increase of $3.0 million from $0.6 million in 1997. Certain Nelson companies were treated as S Corporations for federal and state income tax purposes during 1998 and 1997. The pro forma provision for income taxes reflects a provision for federal and state income taxes as if each of the companies that were S Corporations were treated instead as C Corporations. The pro forma provision for income taxes for 1998 was $3.6 million, an increase of $2.0 million, or 130.8%, from $1.6 million in 1997. This increase resulted primarily from the increase in income from operations. On a pro forma basis, the effective tax rate was 48.1% in 1998 as compared with 50.2% in 1997. The effective tax rate in 1997 was higher than expected as nondeductible expenses were relatively larger when compared to pretax earnings in 1997. Such earnings were affected by the factors discussed below.

     Net Income. Net income increased to $4.0 million in 1998 from $2.5 million as a result of the factors discussed above. Net income, taking into effect the pro forma provision for income taxes, increased to $4.0 million, in 1998 from $1.5 million in 1997.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Revenues increased $28.7 million, or 33.3%, to $114.7 million in 1997 from $86.0 million in 1996. Revenues from medical marketing services increased 29.8% to $56.2 million in 1997 from $43.3 million in 1996. Professional selling services revenues increased 36.9% to $58.5 million from $42.7 million in 1996. In both segments, revenues increased due to projects from clients for whom we provided services within the last three years ($19.1 million) and from new clients ($9.6 million).

     Cost of Selling Services. Cost of selling services increased $11.9 million, or 43.3%, to $39.3 million in 1997 from $27.4 million in 1996. Cost of selling services as a percentage of professional selling services revenue increased to 67.2% in 1997 from 64.2% in 1996. This increase was primarily attributable to increased wages which were not immediately passed on to clients through higher rates. This increase was also attributable to a change in the revenue mix in professional selling services resulting from a relative increase in detailing revenues, which have lower gross margins than revenues from other professional selling services.

     Compensation and Related Costs. Compensation and related costs increased $9.1 million, or 33.4%, to $36.2 million in 1997 from $27.1 million in 1996. This increase resulted from staffing increases in the medical marketing segment to service existing and new business during the second half of 1997 and the cost associated with the formation of new operating units. The increase was partially offset by leveraging the management infrastructure in the professional selling segment. Compensation and related costs as a percentage of revenues were 31.6% in 1997 and 1996.

     Other Operating and Administrative Expenses. Other operating and administrative expenses increased $12.7 million, or 57.5%, to $34.9 million in 1997 from $22.2 million in 1996. As a percentage of revenues, other operating and administrative expenses increased to 30.5% in 1997 from 25.8% in 1996. Other operating and administrative expenses include incentive compensation costs of $7.2 million in 1997, which were greater than customary cash compensation levels. Excluding these costs, other operating and administrative expenses increased $5.6 million, or 25.1%, to $27.8 million in 1997 from $22.2 million in 1996. The increase was primarily attributable to operating costs, including professional fees, information technology and equipment rental, and additional rent and occupancy costs related to the expansion of office space to accommodate growth. As a percentage of revenues, the adjusted other operating and administrative expenses decreased to 24.2% in 1997 from 25.8% in 1996 as Nelson leveraged infrastructure costs over a larger revenue base.

     Reorganization Costs. Reorganization costs in 1997 consisted primarily of legal and accounting fees related to the consolidation of the Nelson Group and Arista.

     Income from Operations. As a result of the foregoing, income from operations decreased $6.6 million, or 71.2%, to $2.6 million in 1997 from $9.2 million in 1996. Income from operations as a percentage of revenue decreased to 2.3% in 1997 from 10.7% in 1996. Income from operations, adjusted to exclude incentive compensation costs greater than customary cash compensation and reorganization costs, increased $2.1 million, or 23.2%, to $11.3 million in 1997 from $9.2 million in 1996. Adjusted income from operations for the medical marketing segment increased $1.2 million, or 16.7%, to $8.5 million in 1997 from $7.3 million in 1996. As a percentage of medical marketing revenues, adjusted income from operations for the medical marketing segment decreased to 15.2% in 1997 from 16.9% in 1996. Adjusted income from operations for the professional selling segment increased $0.9 million, or 47.7%, to $2.8 million in 1997 from $1.9 million in 1996. As a percentage of professional selling revenues, adjusted income from operations for the professional selling segment increased to 4.9% in 1997 from 4.5% in 1996.

     Provision for Income Taxes. The provision for income taxes was $0.6 million in 1997 versus $1.8 million in 1996. The pro forma provision for income taxes for 1997 decreased $2.6 million to $1.6 million, from approximately $4.2 million in 1996. On a pro forma basis, the effective tax rate was 50.2% in 1997 and 44.7% in 1996. The increase in the effective tax rate was caused by relatively larger nondeductible expenses when compared to pretax earnings. Such earnings were affected by the factors discussed above.

     Net Income. Net income decreased to $2.5 million in 1997 from $7.5 million in 1996. Net income taking into effect the pro forma provision for income taxes was $1.5 million in 1997 compared to $5.0 million in 1996.

  Quarterly Operating Results

     Our results of operations have and are expected to continue to fluctuate quarterly. These quarterly fluctuations are caused by several factors, including the timing of commencement, completion or cancellation of marketing communications and selling projects, which are tied to clients' annual marketing budgets. While a substantial portion of our costs are flexible, particularly in professional selling services, we need to maintain staff throughout the year for medical marketing services, despite the quarterly fluctuations in revenues. Generally, medical marketing revenues and income are lower in the first quarter and higher in the fourth quarter. The quarterly results of operations for the professional selling segment fluctuate based on the timing of contract commencement and completion dates.

     In addition to the above factors, our quarterly results may also vary due to non-operating factors such as government regulatory initiatives and overall conditions in the healthcare industry. We believe that because of such fluctuations, quarterly comparisons of our financial results cannot be relied upon as an indication of future performance.

     The following table sets forth, on a quarterly basis, certain financial information, in thousands, for the periods indicated.

                                                               THREE MONTHS ENDED
                             ---------------------------------------------------------------------------------------
                             MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                               1997       1997       1997        1997       1998       1998       1998        1998
                             --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                 (IN THOUSANDS)
Revenues...................  $26,260    $28,242     $27,750    $32,462    $27,893    $34,070     $32,069    $32,914
Cost of selling services...    9,704     10,517       9,266      9,843     10,137     10,831      10,247      9,641
Compensation and related
  costs....................    8,085      8,287       8,841     11,003      9,502     10,787      10,434     10,091
Other operating and
  administrative
  expenses(1)..............    6,041      6,559       6,768     15,594      7,424      7,941       8,389     12,179
Reorganization costs.......       --        440         900        200        530        554         731         --
                             -------    -------     -------    -------    -------    -------     -------    -------
Income (loss) from
  operations...............  $ 2,430    $ 2,439     $ 1,975    $(4,178)   $   300    $ 3,957     $ 2,268    $ 1,003
                             =======    =======     =======    =======    =======    =======     =======    =======
Net income (loss)..........  $ 2,094    $ 2,101     $ 1,713    $(3,449)   $   321    $ 2,092     $ 1,053    $   560
                             =======    =======     =======    =======    =======    =======     =======    =======

---------------
(1) Includes incentive compensation costs of $7,182 in December 1997 and $2,500 in December 1998 which were greater than our customary cash compensation levels.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary source of funding has been, and continues to be, cash flow from operations. Cash provided by operating activities during 1998 was $1.9 million, driven primarily by income before non-cash charges of $6.9 million ($4.0 million of net income plus $2.9 million of depreciation and other non-cash items), partially offset by a $4.6 million increase in accounts receivable. Cash provided by investing activities during 1998 was $0.5 million and was primarily attributable to the net sale of marketable securities of $7.6 million, partially offset by payments for property and equipment of $6.4 million. Cash used in financing activities during 1998 was $7.6 million, and included distributions, loans and advances to stockholders of $5.3 million and debt repayments of $1.5 million.

     Cash provided by operating activities during 1997 was $9.5 million, driven primarily by income before non-cash charges of $4.4 million ($2.5 million of net income plus $1.9 million of depreciation and other non-cash items) and an $8.5 million increase in accrued liabilities, partially offset by a $3.3 million increase in prepaid production costs and income taxes. Cash used in investing activities during 1997 was $10.1 million and was primarily attributable to the net purchase of marketable securities of $7.7 million and payments for property and equipment of $2.3 million. Cash used in financing activities in 1997 was $5.8 million and included distributions, loans and advances to stockholders of $3.9 million and debt repayments of $1.8 million.

     During 1998, we borrowed $9.0 million under a short-term bank note with Fleet Bank, N.A. The note bore interest at the lender's prime rate minus 1% and was repaid in August 1998. We paid a weighted-average annual interest rate of 7.3% on such borrowings. Effective August 31, 1998, we obtained a revolving line of credit with the same lender in the amount of $5.0 million. Borrowings under the credit line bear interest at the lender's prime rate minus 1% or LIBOR plus 150 basis points, at our option. No borrowings were outstanding under this credit line at December 31, 1998. We intend to obtain an additional revolving line of credit of $7.0 million prior to completion of this offering and to increase such credit line to $20.0 million after the offering.

     Our primary capital needs are for funding working capital requirements, general corporate purposes and potential acquisitions. We anticipate that capital expenditures for 1999 will total approximately $5.0 million. These expenditures will primarily include spending associated with the expansion of our offices and continued investment in information technology. We believe that cash generated from operations and the net proceeds received by us from this offering will be sufficient to fund our capital needs for at least the next 12 months.

INFLATION

     Management does not believe that inflation has had a material adverse effect on our results of operations. However, we cannot predict accurately the effect of inflation on future operating results.

MARKET RISK

     Our exposure to changes in interest rates is limited to borrowings under revolving credit agreements, which have variable interest rates tied to the prime and LIBOR rates. We had no borrowings outstanding as of December 31, 1998.

YEAR 2000 COMPLIANCE

     We have reviewed the information systems and related applications used in our business in order to assess our requirements regarding the year 2000 issue. The year 2000 issue generally refers to the inability of systems hardware and software to correctly identify two-digit references to specific calendar years, beginning with 2000. The year 2000 issue can affect a company directly, by affecting its internal database operations or processing, or indirectly, if its suppliers' or customers' systems are not year 2000 compliant. Either of these situations may lead to disruptions in the operations of a company.

     We have assembled a year 2000 task force to assess our year 2000 readiness. Our year 2000 task force has divided the project to address the year 2000 issue into the following phases:

        1. Identifying and assessing systems and applications which may not be year 2000 compliant;

        2.  Repairing or replacing all non-compliant systems and applications;

        3.  Testing repaired or replaced systems and applications;

        4. Identifying and evaluating the year 2000 compliance of our major business partners; and

        5. Designing and implementing contingency plans for those systems and applications which cannot be repaired or replaced.

     The first phase, identifying and assessing our financial and operational systems, which may not be year 2000 compliant, has been completed. Detailed plans have been developed to make the necessary modifications to ensure year 2000 compliance.

     Through March 1999, we have completed approximately 85% of Phase 2 and approximately 20% of Phase 3. We expect to complete Phase 2 and 3 by the third quarter of 1999.

     As of March 31, 1999, we had substantially completed the process of identifying our major business partners whose year 2000 readiness may impact our business. We expect to begin the process of contacting these parties in the second quarter of 1999 and expect to complete our assessment of their readiness by the third quarter of 1999. We have not yet formulated a year 2000 contingency plan, but expect to do so by the third quarter of 1999.

     Through December 31, 1998, we have expended approximately $150,000 of external costs related to the year 2000 readiness project and expect to expend an additional $250,000 to $500,000 of external costs related to the project in 1999. We have not monitored internal time and costs to achieve year 2000 readiness.

     If we do not address all of the year 2000 issues by the end of 1999, the possibility of disrupting our business operations exists. However, based upon the work performed by our year 2000 task force to date, it does not appear that the year 2000 issue will have a material adverse effect on our financial condition or results of operations.

NEW ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which will be effective for our consolidated financial statements beginning in the year 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. We do not expect the adoption of this new accounting standard to have a significant effect on the consolidated financial statements of Nelson.

RECENT DEVELOPMENTS

     On February 28, 1999, we acquired the remaining 20% minority interest in one of our subsidiaries for $0.7 million. On March 5, 1999, we acquired the assets comprising the business of Lipton Communications Group, Inc., a company specializing in marketing services directed at the Hispanic community, to augment our existing service capabilities in that area. The purchase price for this acquisition was approximately $1.7 million.

     In order to expand our international presence, on April 16, 1999, we acquired a 9% equity interest in Pan Advertising Limited, a U.K. medical advertising company. The purchase price for this acquisition was approximately $0.6 million, payable in Nelson stock valued at the initial public offering price. On April 15, 1999, we acquired a 60% interest in Monkey Communication S.P.R.L., a Belgian medical marketing company. The purchase price for this acquisition was approximately $0.6 million, payable one half in cash and one half in Nelson stock valued at the initial public offering price. We have issued 71,017 shares of stock in connection with these acquisitions. Based upon an
assumed initial public offering price of $            per share, we would issue
            additional shares in connection with these acquisitions shortly after the closing of this offering.

                                    BUSINESS
GENERAL

     We are a leading and growing provider of marketing communications services to the healthcare industry. According to Med Ad News, we are the world's largest independent healthcare marketing communications organization and the second largest overall, based on 1998 revenues. We provide many of the largest pharmaceutical companies with a broad range of specialized services designed to build and maintain leadership positions for their products and services. We believe that our broad service offerings and extensive healthcare expertise provide clients with high quality, variable cost solutions to meet the full range of their marketing communications objectives.

     The first Nelson Group company was founded in 1987 to provide professional selling services to pharmaceutical companies. In 1989, we acquired two healthcare marketing services firms engaged in healthcare advertising and medical education services. Since that time we have grown and diversified primarily through the establishment of new operating units around individuals with significant experience in the healthcare industry. Management of our individual operating units includes former pharmaceutical company senior executives, medical professionals, senior advertising and public relations executives from both consumer and healthcare agencies and a former Commissioner of the FDA.

INDUSTRY

     Pharmaceutical companies and other healthcare providers are increasing spending devoted to promotion of their products. According to IMS Health Incorporated, pharmaceutical manufacturers spent approximately $4.6 billion in the U.S. promoting their products to professionals during the 12 months ended September 30, 1998. This represents an increase of 17.8% over the prior year. Of the $4.6 billion, approximately $4.1 billion was spent on personal on-site selling (detailing) to office and hospital-based physicians, and approximately $0.5 billion was spent on advertising in medical journals. In 1998, over $1.2 billion was also spent on direct-to-consumer advertising. We believe that this promotional spending will continue to increase and that the portion going to outside providers such as Nelson will grow due to a number of factors, including the following:

     Growth in the Prescription Drug Market. Promotional spending by pharmaceutical companies is driven by growth in the overall prescription drug market. According to IMS Health Incorporated, U.S. pharmaceutical sales rose to approximately $99.5 billion in 1998 from approximately $89.6 billion in 1997. We believe that this trend toward increased use of drug therapies is attributable to a number of factors including an aging population, a greater number and increased effectiveness of pharmaceutical products and the lower cost of drug therapy relative to other medical procedures. As these trends continue, we believe that marketing communications spending will continue to grow.

     Introduction of New Products. Marketing communications expenditures in the pharmaceutical industry are also directly linked to the number of new products being introduced. The Pharmaceutical Research and Manufacturers of America, an industry trade group, estimates that the pharmaceutical industry has tripled its research and development budget during the past 10 years, spending an estimated $21 billion on research and development in 1998. In addition, in 1998 and 1997, the FDA approved 95 and 126 original new drug applications, compared to 79 in 1994. At the same time, the FDA's expedited review and approval procedures have shortened median approval times to 12 months in 1998 from 19 months in 1994. We believe that effective marketing communications services are a critical component in clients' efforts to achieve maximum market penetration of new products and prolong the life cycle of existing products.

     Cost Containment Pressures in the Healthcare Industry. As a result of certain changes affecting the healthcare industry, including increased competition and the proliferation of managed care, pharmaceutical companies and other healthcare providers are under pressure to deliver a greater volume of products and services at reduced costs. These pressures are contributing to an increased focus on reducing fixed operating costs and improving productivity. As a result, pharmaceutical companies are seeking to employ third party providers for a variety of services including personal selling services. According to PMSI Scott-Levin, Inc., a leading industry source, contract sales organizations provide nearly 7,000 part-time and full-time representatives to 20 of the 40 companies tracked. As a result, we believe that the market for personal selling services, in which third party sales personnel act as the client's sales force, has grown to more than $350 million in 1998 from less than $20 million in 1988.

     Growing Role of Consumers and Patients. As consumers and patients become more directly involved in their selection of healthcare products and services, pharmaceutical companies and other providers have sought to increase the level of information available to consumers and patients and to influence their decision-making process. According to Competitive Media Reporting, in 1998 pharmaceutical companies spent more than $1.2 billion on direct-to-consumer advertising, an increase of approximately 20% from the prior year. In 1997, the FDA modified its guidelines governing the content of direct-to-consumer advertising. We believe that this has led to an increase in direct-to-consumer advertising. Additionally, consumer product companies have increased promotion of the health benefits of their food and cosmetic products. We believe that pharmaceutical companies will continue to invest in direct-to-consumer advertising with increased emphasis on targeted marketing aimed at patients.

BUSINESS STRATEGY

     Key elements of our business strategy include:

     Focus on Healthcare Industry. We believe that our focus on providing marketing communications services to clients in the healthcare industry represents a significant competitive advantage over traditional marketing services companies and enables us to deliver a higher quality of service to our clients. In addition to the extensive healthcare experience of our management, we maintain an employee base of individuals with an in-depth understanding of therapeutic applications and medical products, many of whom have experience working for major pharmaceutical companies. Such expertise is essential given the technical nature of pharmaceutical and other medical products and the specialized requirements of physicians, managed care organizations and other participants in the healthcare delivery system. This healthcare focus has also enabled us to capitalize on the benefits of scale, particularly with respect to our professional selling activities.

     Broadest Range of Services. We believe that we provide the most comprehensive range of services currently available from any marketing communications company focusing on the healthcare industry. As part of our strategy, we are continuously increasing our range of services to address the growing communications requirements of the healthcare industry. In 1990, we became the first organization in the U.S. to offer both personal selling and healthcare advertising services. Since that time, we have augmented this combination by offering:

     - medical education services aimed at healthcare professionals and consumers;

     - public relations services to promote clients' products in times of opportunity and crisis;

     - healthcare consulting services to assist pharmaceutical companies in influencing consumers, physicians and regulatory agencies in their drug-related decision-making;

     - database marketing services using database technology to develop marketing campaigns aimed at specific product categories and market segments;

     - targeted marketing services focused on the Hispanic market;

     - patient recruitment services to accelerate full enrollment in scheduled clinical trials;

     - sales force recruitment and training services to assist clients in recruiting and training internal sales force personnel;

     - behavioral modification services to improve patient compliance and loyalty, thereby reducing costs;

     - contract medical organization services providing in-office dissemination of medical information and telephone responses to physicians' questions about drugs;

     - teleservices aimed at healthcare professionals and consumers/patients.

     We believe that the breadth of our service offerings differentiates us from competitors and offers opportunities to cross-sell additional services and to provide an integrated package of services.

     Recruitment of Industry Leaders. We have expanded primarily through the formation of new operating units around executives who possess significant experience in the healthcare industry. These men and women include former pharmaceutical company executives, medical professionals, advertising executives from both consumer and healthcare agencies and a former Commissioner of the FDA. Nelson benefits from the expertise and creativity of these executives and believes that their contacts within the industry are a significant asset in developing and maintaining client relationships.

     Decentralized, Entrepreneurial Structure. We provide our services through four networks comprised of multiple operating units. Each unit is headed by an executive who exercises considerable autonomy in matters of everyday operation. We believe that this structure facilitates the attraction and retention of management personnel. It also helps in the acquisition and integration of acquired companies. By coupling this structure with an incentive compensation program based partially on individual operating unit performance, we believe that we combine the entrepreneurial initiative and responsiveness of a small company with the resources and capabilities of an integrated, full service firm.

GROWTH STRATEGY

     We seek to expand and enhance our business and our position as the leading independent provider of marketing communications services to the healthcare industry through the following growth strategies:

     Increase Revenues from Existing Clients. We believe there is a significant opportunity to increase revenues from our existing base of 154 clients, which included the 10 largest pharmaceutical companies in the world in 1998, and 27 of the top 50, based on 1997 revenues. Specifically, we target opportunities to capture an increasing share of our clients' outsourced marketing, advertising and personal sales activities, and to cross-sell our other services, including consulting, medical education and public relations services which we believe will comprise an increasing portion of pharmaceutical companies' marketing expenditures. For example, in 1992 we began providing public relations services to Johnson & Johnson's Janssen Pharmaceutica division. During 1998, 16 of our operating units were providing a broad range of services to Janssen Pharmaceutica including professional and direct-to-consumer advertising, medical education and public relations. Similarly, the number of our operating units providing services to SmithKline Beecham, our first client, has grown from one in 1988 to seven in 1998. The strength of our client relationships has enabled us to generate a high degree of recurring revenue with approximately 72.0% of our 1998 revenue generated by clients served in 1995.

     Expand Client Base. We target new clients within the pharmaceutical industry as well as other healthcare providers. We also believe that consumer product companies, which have been increasingly promoting the health benefits of many of their products, due partly to changes in FDA guidelines, are a further source of new clients. For example, in 1997, we successfully implemented a campaign for Kellogg Company promoting the benefits of wheat bran in cereal. We believe we have a competitive advantage in competing for these various types of new clients because of our breadth of service offerings and expertise and reputation for quality service with clients in the pharmaceutical industry.

     Expand Service Offerings. We regularly seek opportunities to provide new services. For example, in the last 12 months we have expanded our medical marketing services by introducing specialized forms of medical communications, including in-office dissemination of medical information and telephone responses to physicians' questions about drugs. We have recently expanded our professional selling service offerings by adding both full-time representatives and syndicated representatives (who make a single visit on behalf of multiple clients) as additional options to our personal selling business. Creating additional value-added services increases average account size, exploits new revenue opportunities and strengthens our position as a leader in providing a broad spectrum of services.

     Pursue Strategic Acquisitions. We are continually seeking acquisition opportunities that will expand our client base, augment our existing service offerings or enable us to deliver new services. We believe that there are a substantial number of attractive acquisition candidates in many of our existing service areas due to the fragmented nature of the various service markets in which we operate. In July 1998, we acquired The Medical Phone Company in order to augment our telemarketing services. We have recently acquired the assets of Lipton Communications Group, Inc. to enhance our capabilities in offering targeted marketing services aimed at the Hispanic market. See "-- Recent Acquisitions." We believe that our decentralized structure and entrepreneurial managerial approach make us an attractive acquiror for potential acquisition targets.

     Increase International Presence. We currently operate internationally through our offices in London and Brussels and maintain cross-referral relationships with Pan Advertising Limited, a U.K. medical advertising company, Publicis-Vital Werbeagentur GmbH, a German medical advertising company, and Pharma International, Inc., a Japanese medical advertising firm. We believe that strengthening our international capabilities will enhance our ability to compete for business from large multinational pharmaceutical companies and to launch global marketing and sales efforts. Recently, we have focused on expanding our presence in Europe. We strengthened our existing relationship with Pan Advertising Limited by acquiring 9% of its outstanding capital stock. Additionally, we acquired a 60% interest in Monkey Communication S.P.R.L., a Belgian medical marketing company. See "-- Recent Acquisitions."

     Capitalize on Direct-to-Consumer/Patient Market. We seek to capitalize on the growth of direct-to-consumer marketing expenditures of the pharmaceutical industry by:

     - increasing our clients' awareness of the potential of a direct-to-consumer marketing strategy;

     - helping our clients identify products that we believe are well suited for direct-to-consumer marketing campaigns; and

     - developing and implementing such campaigns through both traditional and new forms of media.

For example, when Hoechst Marion Roussel was faced with the expiration of its patent on Cardizem, a popular cardiac drug, we created a highly effective and integrated direct-to-consumer relationship marketing campaign. The campaign combined print and television advertisements, a quarterly newsletter about good health and good living and personalized letters that encouraged patients to speak to their doctors about switching to the more cost-effective once-daily Cardizem CD formulation.

ORGANIZATIONAL STRUCTURE

     Nelson is organized into four networks comprised of multiple operating units. We provide medical marketing services through three networks: NCI Network, a full-service advertising and marketing network; Diversified Companies, a mixture of specialized advertising, marketing, medical education and consulting practices; and SCIENS Worldwide Network, a full-service advertising and marketing network with a strong focus on public relations and medical education. We provide professional selling services through our fourth network, Nelson Professional Sales, a personal selling, sales force recruitment and training, peer influence and teleservices network.

SERVICES

     We provide many of the largest pharmaceutical companies with a broad range of specialized and diversified services designed to build and maintain leadership positions for their products and services.

Medical Marketing Services

     Professional and Consumer Advertising. Our professional and consumer advertising services include strategic planning and creation, production and placement of a variety of marketing materials including:

     - materials for direct mailing and detailing to healthcare professionals;

     - advertisements in print and electronic media;

     - displays and interactive kiosks for use in hospitals and at professional conventions;

     - reminder promotional items; and

     - explanatory literature for distribution with drug samples.

     We operate three full-service studios that provide design work and electronic production services including computer graphics and multimedia presentations. We target our marketing programs to physicians, pharmacists, nurses and other healthcare professionals and directly to patients and other consumers.

     We seek to execute direct-to-consumer marketing programs through a combination of print and electronic media advertising and on-going direct marketing. The programs include the establishment and advertisement of toll-free numbers for the purpose of compiling and managing a patient database. The database is then used for follow-up telephone, mail and electronic marketing efforts to the target group, tracking compliance and fulfillment and promoting healthcare initiatives.

     Medical Education. We believe that we are one of the largest U.S. medical education suppliers specializing in designing and developing medical education programs aimed at professionals, patients and consumers. We design strategic communications programs to educate healthcare professionals, government and managed care organizations, patients and consumers. These programs include accredited continuing medical education programs (which physicians and other healthcare professionals are required to complete as part of their ongoing license requirements), workshops, conferences, roundtable discussions, expert panels and symposia on various healthcare related topics. We customize these programs to fit a client's strategic objectives and use a variety of media, including interactive video conferences. Our programs are also used by medical institutions in their education offerings. Programs aimed at consumers include patient information brochures, videos and outreach programs to educate consumers about medical conditions and products.

     Public Relations.  Our public relations services include:

     -  media and community relations;

     -  event and crisis management;

     -  public policy planning;

     -  issues management; and

     -  public opinion research services.

     We have implemented multiple media campaigns with national broadcast and print coverage. We believe that, as a result of our significant experience and contacts with both the professional trade and general consumer media, we are well-positioned to use these media to publicize our clients' products and services. On behalf of Johnson & Johnson, we developed and implemented a multi-faceted program for the introduction of Propulsid, a prescription heartburn medication. The program included preparation and dissemination of pre-launch publication pieces, strategic alliances with professional associations including the American Gastroenterological Association and the American College of Gastroenterology and a national media relations campaign. The program delivered broadcast coverage on the CBS Evening News and ABC World News Tonight and print coverage in publications such as The New York Times, The Chicago Tribune and USA Today.

     Consulting.  Our consulting services include:

     -  advice on prescription-to-over-the-counter switches;

     -  developing or improving clinical management programs;

     -  providing regulatory guidance;

     -  strategic and tactical planning for product development and marketing;
        and

     -  extending patent protection.

     We believe that our NCI Consulting unit is one of the largest healthcare consulting firms in the U.S. specializing in prescription-to-over-the-counter switches. In the past four years, NCI Consulting was involved with nine completed prescription-to-over-the-counter switches. Our involvement in the initial stages of the prescription-to-over-the-counter conversion process provides an important conduit for cross-selling our other services.

     Patient Recruitment. We work with our pharmaceutical company clients and, in some cases, clinical research organizations to reduce overall clinical development costs by accelerating patient recruitment for participation in clinical trials. To attract patients, we design and implement integrated programs using:

     -  targeted media campaigns;

     -  print and electronic advertising;

     -  physician referrals; and

     -  seminars.

     We also operate a centralized patient information and qualification service to pre-screen patients for trial eligibility and provide pre-qualified leads in certain therapeutic areas. In 1997, we assisted 33 clinical sites in enrolling 760 subjects within a four-month period for participation in an Alzheimer's disease study. We initiated a targeted media relations campaign for each site, and placed customized television, radio and print advertisements. We received more than 1,700 study inquiries and forwarded more than 1,500 pre-qualified leads to study sites.

     Targeted Marketing. We provide clients with a range of services focused on the Hispanic market through Bienestar/LCG, a domestic full-service agency targeting Spanish-speaking consumers and medical professionals. These services include:

     -  consumer and professional advertising;

     -  medical and patient education;

     -  direct mail;

     -  teleservices;

     -  public relations; and

     -  promotional materials for public venues.

     Bienestar/LCG can support marketing campaigns in the U.S. and throughout Latin America.

     Database Marketing. We use database technology to support direct marketing campaigns aimed at specific product categories and market segments. We maintain databases for our clients with information on more than one million individuals. These databases are compiled mainly through calls received via toll free numbers advertised in connection with consumer and patient directed marketing campaigns. We then use the databases for a variety of marketing goals, including compliance initiatives and brand loyalty programs, distribution of samples and follow-up promotional activities. Our database marketing programs can be used effectively in conjunction with our consumer advertising campaigns. For example, our Cardizem campaign included quarterly newsletters, educational videos and other materials.

Professional Selling Services -- Nelson Professional Sales

     Personal Selling (detailing). We are one of the leading personal selling organizations in the U.S. specializing exclusively in healthcare. Pharmaceutical detailing is a form of selling that involves a presentation to a physician or other medical professional by a field representative, during which the benefits of a drug are discussed and product literature and samples are provided to the medical professional. Products detailed by us include both prescription and over-the-counter drugs and other healthcare products. We have approximately 1,000 detailing representatives who complete approximately 1,000,000 calls per year to a wide range of medical professionals on behalf of clients.

     Our detailing capabilities increase our clients' flexibility in selecting the extent and cost of promoting products as well as their level of involvement in managing the sales effort. We believe that use of our external detailing personnel is considerably less expensive to our pharmaceutical clients than using their internal sales staff, with comparable success rates. In addition, use of our outsourced detailing services enables clients to meet the temporary demands of active cycles while limiting layoffs of internal sales forces during product lulls.

     We employ a full-time staff of six national sales managers and 71 district managers. We believe that our use of full-time versus part-time management increases the quality of service provided to clients and improves recruitment of sales personnel. Our detailing sales forces can be made up of representatives working on a flexible part-time ("flextime") basis or on a full-time basis. A sales force can also be either dedicated to one product or syndicated. A syndicated sales force targets the same professionals on behalf of two or more clients, which allows the clients to share the cost of detailing. Currently, the majority of our detailing representatives work on a flextime and dedicated basis. We seek to hire individuals with pharmaceutical sales or scientific backgrounds. Each field representative undergoes specialized training in order to familiarize himself or herself with the products being detailed.

     We seek to utilize the most advanced technology in delivering our services. To this end, we have equipped our sales force with hand-held computers that will perform call and sample reporting and electronically record signatures of the doctors being visited.

     Peer Influence. We organize and conduct peer-to-peer meetings in which eight to 20 healthcare professionals, primarily physicians, meet to discuss a particular drug in the context of the wider therapeutic area in which it competes. Such meetings are chaired by a full-time moderator who is employed by us and trained to involve participants fully. The meetings are followed by interactive discussions. Our clients sponsor these meetings in order to convey information concerning their products to physicians. The meetings are particularly useful in connection with new product launches, highly technical products and products that compete in crowded markets.

     Teleservices. We believe that we are one of the few teleservices suppliers in the U.S. focused solely on healthcare. We create, manage and conduct telephone-based detailing of healthcare products, direct sales and customer service programs for pharmaceutical companies and other healthcare organizations. Additionally, we provide toll-free interactive voice response services in support of our clients' marketing efforts. Our teleservices capabilities can be used in conjunction with our personal selling activities to augment large scale programs or broaden geographic coverage for our clients. We target physicians, nurses, pharmacists and other healthcare professionals with telephone sales of prescription and over-the-counter drugs and other healthcare products. In addition, we conduct patient support and education programs, and telephone recruiting of healthcare professionals for seminars, teleconferences and other programs organized by us or our clients. We also perform direct mail follow-up and sample fulfillment services of both prescription and over-the-counter products for our clients.

     Professional Sales Force Recruitment & Training. We provide recruitment services to help our pharmaceutical company clients identify and interview qualified candidates for their internal sales forces. Dedicated recruitment managers maintain and update an active national database of approximately 9,000 candidates from a variety of sources, including our 71 district managers and national sales managers, a compensated referral program in the field and ongoing advertising in major metropolitan areas. We interview candidates at least two times and evaluate them for outstanding sales skills and selling successes. This provides a ready pool of qualified full-time and part-time sales professionals.

     We provide training to healthcare sales professionals in a variety of media, including workshops, newsletters, audiotapes, texts and computer-based programs. Our training materials provide healthcare sales professionals with information about products, medical market trends and sales opportunities.

CLIENT RELATIONSHIPS

     We seek to develop and maintain long-term relationships with our clients. We believe that our clients view us as a strategic partner and a valuable resource in designing and implementing their marketing communications programs. In 1998, we provided our services to 154 clients. Based on 1998 revenues, our largest clients include Johnson & Johnson, Procter & Gamble, SmithKline Beecham, Organon, Glaxo-Wellcome, Abbott Laboratories, Bristol-Myers Squibb and Hoechst Marion Roussel. In 1998, 11 operating companies of Johnson & Johnson accounted for 22.7% of revenues. In 1997, Johnson & Johnson accounted for 30.4% of revenues and SmithKline Beecham accounted for 12.2% of revenues.

     We have enjoyed long-standing relationships with many of our clients, eight of which, including Johnson & Johnson, Procter & Gamble, SmithKline Beecham, Glaxo Wellcome and Hoechst Marion Roussel have been clients of ours for more than eight years. Generally, our major client relationships represent multiple contracts with several affiliates and/or divisions of the client. While the affiliates of several of our major pharmaceutical clients account, on an aggregate basis, for a significant part of our total revenues, we believe that these affiliates have sufficient operating autonomy to permit them to make marketing commitments on an individual basis. Therefore, we believe that the termination of a contract by one affiliate of a major pharmaceutical client would not necessarily result in a termination of all contracts with that client.

     Generally, our contracts for medical marketing services are one year or less in duration and are subject to termination by the client upon 30 to 90 days' prior notice and without penalty. These contracts provide for payment based on a monthly retainer fee. We also enter into contracts for project-based assignments, the duration of which vary from days to several months. These contracts are usually cancellable with minimal notice or penalty. Our contracts for personal selling services generally are one year in duration, and many are subject to termination by the client upon 60 to 90 days' prior notice and without penalty. These contracts provide for payment based either on an hourly billing rate or on each "completed call" by a field representative or telephone call by a telerepresentative. A completed call is generally defined as a face-to-face meeting by a field representative with a medical professional. In the peer influence area our contracts require us to conduct a certain number of meetings with a guaranteed level of physician participation. Payment is typically made in three equal installments; upon commencement, at the mid-way point and upon completion. Contracts in the peer influence area are generally terminable at will.

     We focus on maintaining strong relationships with product managers and senior management at each of our clients and providing creative and result-oriented solutions to their marketing communications needs. Our account managers develop relationships principally with the product managers at the pharmaceutical companies and spend significant time on-site at client facilities. Our account managers work with the product managers to implement, and in some cases assist in developing, the client's marketing plan within a prescribed budget.

RECENT ACQUISITIONS

     On February 28, 1999, we acquired the remaining 20% minority interest in one of our subsidiaries for $0.7 million. On March 5, 1999, we acquired the assets comprising the business of Lipton Communications Group, Inc., a company specializing in marketing services directed at the Hispanic community, to augment our existing service capabilities in that area. The purchase price for this acquisition was approximately $1.7 million.

     In order to expand our international presence, on April 16, 1999, we acquired a 9% equity interest in Pan Advertising Limited, a U.K. medical advertising company. The purchase price for this acquisition was approximately $0.6 million, payable in Nelson stock valued at the initial public offering price. On April 15, 1999, we acquired a 60% interest in Monkey Communication S.P.R.L., a Belgian medical marketing company. The purchase price for this acquisition was approximately $0.6 million, payable one half in cash and one half in Nelson stock valued at the initial public offering price. We have issued 71,017 shares of stock in connection with these acquisitions. Based upon an
assumed initial public offering price of $     per share, we would issue
additional shares in connection with these acquisitions shortly after the closing of this offering.

FACILITIES

     Our corporate headquarters are located in New York, New York, in approximately 13,500 square feet of space occupied under a lease which expires on October 31, 2007, with a renewal option for an additional five-year term. We also lease additional space, aggregating, at December 31, 1998, approximately 221,500 square feet, in New York, New York, Lawrenceville, Princeton and Clark, New Jersey, Kansas City, Missouri, Blue Bell, Pennsylvania, Kennesaw, Georgia, Walpole, Massachusetts, and Washington, D.C. We also have offices in London and

Brussels. We believe that our facilities are adequate for our current operations, but that additional space will be needed as we continue to grow.

COMPETITION

     Our industry is highly competitive and fragmented. In the medical marketing area, we compete directly and indirectly with:

     - specialty healthcare marketing and communications firms;

     - public relations agencies;

     - management consulting firms; and

     - in-house advertising and marketing departments of pharmaceutical companies.

     The expansion in healthcare marketing to consumers has led to increased competition from large traditional advertising agencies. Many of them offer both consumer and professional advertising, as well as public relations services. Certain of these agencies are beginning to broaden their services to include medical education, as well as other medical marketing services.

     In the professional selling area, we compete against:

     - in-house sales and marketing departments of pharmaceutical companies;

     - full-time and part-time contract selling organizations;

     - general and healthcare-focused telemarketing firms; and

     - other outside providers of peer influence services.

     We believe that we compete primarily on the basis of demonstrated reputation for:

     - quality;

     - breadth of services;

     - price;

     - geographic presence;

     - technological expertise; and

     - the ability to promptly provide clients with customized solutions to their marketing communications needs.

     We believe that our competitive strengths are our experience and expertise in the healthcare industry, our ability to provide the broadest range of services of any independent, healthcare focused marketing communications company and our strong long-term client relationships with major pharmaceutical companies.

GOVERNMENT REGULATION

     The healthcare industry is extensively regulated. Various laws, regulations and industry guidelines affect the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products, including pharmaceutical products. It is possible that new or different laws, regulations or guidelines may apply in the future.

     The pharmaceutical industry is subject to extensive federal regulation and oversight by the FDA. For instance, the Federal Food, Drug and Cosmetic Act, as supplemented by various other statutes, regulates, among other matters, the approval, labeling, advertising, promotion, sale and distribution of drugs. Under this statute, the FDA asserts its authority to regulate all promotional activities involving prescription drugs. Accordingly, our business and that of our clients, to the extent such business involves promotion and marketing of pharmaceutical products, is subject to the extensive regulation of the pharmaceutical industry.

     The Prescription Drug Marketing Act of 1987 regulates the distribution of drug samples to physicians and imposes strict storage, inventory and record-keeping requirements on pharmaceutical manufacturers and distributors related to such activities. We, as part of our detailing activities, distribute prescription drug samples to physicians and other healthcare professionals and are subject to the requirements of the Prescription Drug Marketing Act. We believe that we are in compliance with this act.

     Our services are affected by various guidelines promulgated by industry and professional organizations. For example, certain ethical guidelines promulgated by the American Medical Association (the "AMA") govern, among other matters, the receipt by physicians of gifts from health-related entities. These guidelines govern the honoraria and other items of pecuniary value which AMA-member physicians may receive in connection with functions sponsored by our pharmaceutical company clients. Similar regulations have been implemented by other professional and industry organizations, such as the Pharmaceutical Manufacturers Association. Some of our clients also have their own policies regarding such matters. The provision of continuing medical education services is subject to compliance with guidelines promulgated by the FDA and various accreditation bodies and professional associations, such as the rules of the Accreditation Council of Continuing Medical Education.

     Certain portions of the teleservices industry have become subject to increased federal and state regulation in recent years. The rules of the Federal Communications Commission (the "FCC") under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations which, among other things, require telemarketers to make certain disclosures when soliciting sales. We believe that our operating procedures comply with the telephone solicitation rules of the FCC and the FTC. However, additional federal or state legislation, or changes in the regulatory environment, may limit our or our clients' activities in the future or significantly increase the cost of regulatory compliance.

     The failure of Nelson or its clients to comply with, or any change in, the applicable regulatory requirements or professional organization or industry guidelines could:

     - limit or prohibit certain of our or our clients' business activities;

     - subject us or our clients to adverse publicity; and

     - increase the costs of regulatory compliance or subject us or our clients to monetary fines or other penalties.

Such occurrences could have a material adverse effect on us.

     We generally require our clients to indemnify us against claims and expenses arising with respect to services performed on our clients' behalf, except those resulting from our own negligence. We have never been made a party to a claim or lawsuit based on our services for a pharmaceutical client nor have we ever been held responsible for the regulatory non-compliance of a client.

LIABILITY AND INSURANCE

     In recent years, there has been an increasing number of lawsuits against healthcare industry participants alleging malpractice, product liability and other legal theories. Such lawsuits often involve large claims and significant legal costs. As a provider of services to the pharmaceutical industry, we face the risk of being named as a party in such lawsuits, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if any such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expense. Therefore, such claims could have a material adverse effect on us.

     We maintain insurance policies, including liability insurance. We cannot be certain that our insurance coverage will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost. Although many of our contracts require our clients to indemnify us for claims and expenses arising with respect to services performed by us on the client's behalf, our contracts may not provide for adequate indemnification against all potential litigation risks facing us. Our contracts often require us to indemnify clients for our negligence. We can be held liable for errors and omissions of our employees for services we perform that are outside the scope of any indemnity. Our insurance policies do not insure us against the errors and omissions of our employees. We could also incur losses because of the cost of legal proceedings associated with our services or the pharmaceutical products with respect to which we provide services.

LEGAL PROCEEDINGS

     On November 22, 1995, a former Nelson employee filed a complaint against Nelson and Wayne K. Nelson in the Superior Court of New Jersey, Mercer County. The complaint alleges discrimination on the basis of his disability, intentional infliction of emotional distress, invasion of privacy and interference with prospective business advantage. The complaint seeks damages for lost past and future wages and benefits, emotional distress and injury to his reputation. The complaint also seeks punitive damages and attorneys' fees and costs. A monetary amount, however, has not been specified in the complaint. The parties are currently engaged in discovery. A trial date has not yet been scheduled.

     We believe, upon the advice of counsel, that we have meritorious defenses and are vigorously contesting the allegations. Because the action is still in the discovery stage, and the ultimate outcome will depend upon the jury's determination of the credibility of witnesses, we cannot predict the trial's outcome and any potential monetary award. Management does not believe, however, that Nelson will incur material liability as a result of these proceedings.

     In addition to the foregoing matter, from time to time we are subject to litigation incidental to our business.

EMPLOYEES

     As of March 31, 1999, we had 1,764 employees, including 832 full-time employees and 932 part-time employees. Our personal selling operations account for all of our part-time employees. The following table shows the number of our full-time and part-time employees broken down by discipline as of March 31, 1999:

                                               NUMBER OF    NUMBER OF
                                               FULL-TIME    PART-TIME    TOTAL NUMBER
                                               EMPLOYEES    EMPLOYEES    OF EMPLOYEES
                                               ---------    ---------    ------------
Medical Marketing Services...................      594           --           594
Professional Selling Services................      238          932         1,170

     We are not party to a collective bargaining agreement with a labor union, and we consider our relations with our employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the names, ages and positions of the executive officers and directors of Nelson:

NAME                             AGE                          POSITION
----                             ---                          --------
Wayne K. Nelson(1).............  60     Chairman of the Board of Directors
Thomas A. Moore(2).............  48     President, Chief Executive Officer and Director
Peter Law-Gisiko...............  44     Executive Vice President, Chief Financial Officer,
                                          Secretary and Treasurer
Fred H. Kellogg................  53     Vice Chairman
Peter J. Scarperi..............  55     Vice Chairman
Dr. Joseph A. Romano...........  52     Vice Chairman
Dr. Arthur Hull Hayes,
  Jr.(3).......................  65     Vice Chairman/Medical Director and Director
William I. Bergman(2)(4).......  67     Director
Dr. Bernard Canavan(1)(5)......  63     Director
Dr. Kathleen M. Foley(1)(4)....  55     Director
George S. Frazza(1)............  65     Director
Lawrence C. Hoff(1)(4).........  70     Director
Barry MacTaggart(3)(4).........  67     Director
Dr. Herbert Pardes(2)(5).......  64     Director
Robert G. Pinco(2)(5)..........  55     Director
Thomas O. Pyle(3)(5)...........  59     Director
Kenneth Roman(3)(5)............  68     Director

---------------
(1) Class III Director
(2) Class II Director
(3) Class I Director
(4) Member of the Audit Committee
(5) Member of the Compensation Committee

     Wayne K. Nelson has been Chairman of the Board of Directors of Nelson since July 1998. In September 1987, Mr. Nelson established the first company in the Nelson Group. Since that time he has founded or overseen the acquisition of each of the companies comprising the Nelson Group and has been Chairman of the Board of Directors and Chief Executive Officer of NCI Communications, Inc. ("NCI"), as well as Chairman of the Board of a number of other Nelson Group companies. From January 1983 to April 1985 Mr. Nelson was a member of the Executive Committee of Johnson & Johnson, where he was responsible for 14 operating companies worldwide. Mr. Nelson is also the founder of the McNeil Consumer Products Company, a Johnson & Johnson operating company, where he served as President, Chairman and Chief Executive Officer from July 1975 to September 1982. Prior to such time, Mr. Nelson held marketing management positions at the Procter & Gamble Company and within Johnson & Johnson.

     Thomas A. Moore has been the President and Chief Executive Officer and has served as a director of Nelson since July 1998. Mr. Moore joined the Nelson Group in October 1996 as President and Chief Executive Officer of NCI. He has also served as an officer and/or director of the majority of the Nelson Group companies. Prior to joining the Nelson Group, he held management positions of increasing responsibility with the Procter & Gamble Company (1973 to 1996), most recently as its Group Vice President and President of Health Care Products USA from December 1992 to April 1996. In this role, he was responsible for more than $3 billion of worldwide healthcare sales in both over-the counter and prescription drugs. Mr. Moore is also the Chairman of the American Health Foundation, a research institute that focuses on the role of nutrition in cancer and its prevention, and is a member of the Board of Directors of Medical Science Systems, Inc., a company that provides testing services to determine genetic susceptibility to various ailments.

     Peter Law-Gisiko has been Executive Vice President and Chief Financial Officer of Nelson since July 1998. Since December 1997, he served as Executive Vice President and Chief Financial Officer of NCI and a number of other Nelson Group companies. Prior to joining the Nelson Group, Mr. Law-Gisiko served in positions of increasing responsibility during a 10-year period at WPP Group p.l.c. and Ogilvy & Mather Worldwide, Inc. (a subsidiary of WPP Group p.l.c.), most recently as Chief Financial Officer of OgilvyOne North America from August 1996 until December 1997. From 1987 to 1990, he was controller for Europe, Asia and Latin America for WPP Group p.l.c. In 1990 he was promoted to Deputy Group Finance Director. From 1992 to 1996, he was Director of Finance and Administration for Ogilvy & Mather S.A. in Paris as well as President of the WPP Holding Company for all French operations.

     Fred H. Kellogg has been Vice Chairman of Nelson since July 1998 and the Chairman of the NCI Network since 1996. Mr. Kellogg joined the Nelson Group in April 1991 and served as President of NCI Advertising until April 1997. Prior to joining the Nelson Group, Mr. Kellogg was Executive Vice President of Operations of Lally, McFarland & Pantello/EURO RSCG, a pharmaceutical advertising agency, from September 1983 to April 1991, and Marketing Director of Ortho Pharmaceutical Corp., a Johnson & Johnson operating company, from 1977 to 1983.

     Peter J. Scarperi has been Vice Chairman of Nelson since July 1998, Chairman of Nelson Professional Sales from July 1995 to January 1998, Co-Chairman of the SCIENS Worldwide Network since September 1996 and Co-Chairman of Nelson Professional Sales since January 1998. Mr. Scarperi joined the Nelson Group in September 1994 following nine years with Ogilvy & Mather Worldwide, Inc. where he served as Chief Financial Officer and as a member of its Executive Committee responsible for directing worldwide operations from 1990 to 1994. Mr. Scarperi was the Chief Financial Officer of the McNeil Consumer Products Company from 1976 to 1985.

     Joseph A. Romano, PharmD, has been Vice Chairman of Nelson since July 1998, Co-Chairman of the SCIENS Worldwide Network since September 1996 and Co-Chairman of Nelson Professional Sales since January 1998. Dr. Romano joined the Nelson Group in April 1992. Previously, Dr. Romano served as President of AVMD/Carlson Healthcare Communications from 1989 to 1992, Executive Director of External Affairs for the Sandoz (Novartis) Corporation from 1988 to 1989 and Senior Vice President and Director of Healthcare at Hill & Knowlton Public Relations from 1987 to 1988. Dr. Romano was also the Associate Dean at the University of Washington School of Pharmacy from 1978 to 1983.

     Arthur Hull Hayes, Jr., M.D., has been Vice Chairman/Medical Director and a director of Nelson since July 1998, and President and Chief Operating Officer of MediScience Associates and a member of the Advisory Board of the Nelson Group since 1991. He joined the Nelson Group in July 1991. From July 1986 to June 1991, he was President and Chief Executive Officer of EM Pharmaceuticals, Inc., the North American subsidiary of E. Merck. From 1981 to 1983, Dr. Hayes served as Commissioner of the FDA and as the Assistant Surgeon General of the United States. He serves on the Board of Directors of Myriad Genetics, Inc., a gene-sequencing company, Napro BioTherapeutics, Inc., a natural product pharmaceutical company, Premier Research Worldwide, a clinical research organization, and Celgene Corporation, a human pharmaceuticals and agrochemicals company.

     William I. Bergman has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since 1990. Mr. Bergman served as President of Richardson-Vicks USA from 1986 to 1990 and was a Vice President of Procter &

Gamble following the acquisition of Richardson-Vicks by Procter & Gamble in 1987 until his retirement in 1990. Mr. Bergman was President of the Council on Family Health, a non-profit organization supported by the pharmaceutical industry that educates consumers on the proper use of medicines through advertising and public relations initiatives, through 1998 and now serves on its Board of Directors. He is a director of ZymeTx, Inc., a development stage biotechnology company.

     Dr. Bernard Canavan has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since 1994. From June 1990 to February 1994 he served as President of American Home Products Corporation and from 1987 to 1990 he served as Chairman of Wyeth-Ayerst Pharmaceutical. Dr. Canavan is also a director of Magainin Pharmaceuticals Inc., a biopharmaceutical company, BioChem Pharma Inc., an international biopharmaceutical company and Shire Pharmaceutical Group p.l.c., a pharmaceutical company.

     Kathleen M. Foley, M.D. has served as a director of Nelson since January 1999. Dr. Foley has been the Attending Neurologist in the Neurology Department of the Memorial Sloan-Kettering Cancer Center since 1988 and has worked in its Pain and Palliative Care Service since 1982, where she is currently the Attending Neurologist. She has also been Professor of Neurology and Neuroscience since 1989 and Professor of Clinical Pharmacology since 1990 at the Cornell University Medical College. She is a member of numerous scientific and medical societies and has received many honors for her work, including being named Director of the Project on Death in America of the Open Society Institute in 1994.

     George S. Frazza has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since 1997. He joined the law firm of Patterson, Belknap, Webb & Tyler LLP in 1997 as Counsel after more than 30 years with Johnson & Johnson, where he most recently held the positions of Vice President and General Counsel (1979 to 1997) and member of its Executive Committee (1987 to 1997). Mr. Frazza is a director of Impath, Inc., a cancer diagnostic services company.

     Lawrence C. Hoff has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since 1993. From 1950 to 1990, Mr. Hoff was employed by the Upjohn Company (now Pharmacia & Upjohn, Inc.), most recently as President and Chief Operating Officer for six years until his retirement in 1990. He is also a director of Curative Health Services, Inc., a disease management company and MedImmune, Inc., a biotechnology company.

     Barry MacTaggart has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since 1993. Mr. MacTaggart is the former Chairman, President and Chief Executive Officer of Pfizer International. He retired from that position in 1991.

     Herbert Pardes, M.D., has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since January 1998. Dr. Pardes has been Vice President for Health Sciences, Dean of the Faculty of Medicine since 1989 and Chairman of the Department of Psychiatry at the College of Physicians and Surgeons at Columbia University since 1984. Dr. Pardes has been a member of the Institute of Medicine since 1992, was previously Director of The National Institute of Mental Health from 1978 to 1984 and served as President of the American Psychiatric Association from 1989 to 1990 and Chairman of the Association of American Medical Colleges from 1995 to 1996.

     Robert G. Pinco has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since 1990. Mr. Pinco has been a partner and head of the Food and Drug Group of the law firm Akin, Gump, Strauss, Hauer & Feld LLP since 1993 and an Adjunct Associate Professor of Pharmacy and a member of the Board of Advisors at the University of Maryland School of Pharmacy since 1976 and 1994, respectively. He also served as a Director of the Over-the-Counter Drug Review, a division of the FDA, from 1974 to 1977. Mr. Pinco served as Associate General Counsel of the White House Special Action Office for Drug Abuse Prevention from 1971 to 1974 and held positions at the United States Department of Justice in the Drug Enforcement Administration and the United States Attorney's Office for the District of Columbia from 1969 to 1971.

     Thomas O. Pyle has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since 1995. Mr. Pyle served as Chief Executive Officer of the Harvard Community Health Plan (currently known as Harvard Pilgrim Healthcare) from 1978 to 1991. He was Chief Executive Officer of Met Life Healthcare from 1993 to 1994 and Senior Adviser on healthcare to the Boston Consulting Group from 1995 to 1997. Mr. Pyle is a director of Lincare Holdings, a company involved in home respiration therapy, and Millipore Corporation, a physical and chemical separations technology company.

     Kenneth Roman has served as a director of Nelson since July 1998. He had previously been a member of the Advisory Board of the Nelson Group since January 1998. Mr. Roman was with Ogilvy & Mather Worldwide, Inc. for 26 years, most recently serving as its Chairman from 1985 to 1989 and also as Chairman and Chief Executive Officer of the Ogilvy Group from 1988 to 1989. From 1989 to 1991 he was an Executive Vice President of American Express Company. Since 1991 Mr. Roman has been an independent consultant and has served on the boards of directors of several companies. He is currently a director of Brunswick Corporation, a manufacturer of marine and recreational products, Compaq Computer Corporation, Coty Inc., a fragrance and cosmetics manufacturer and marketer, and PennCorp Financial Group, Inc., an insurance holding company.

BOARD OF DIRECTORS

     The number of Nelson's directors is currently fixed at 15, with two seats currently vacant. Our Board of Directors is divided into three classes, with the members of each class of directors serving for staggered three-year terms. The Board of Directors consists of four Class I Directors, four Class II Directors and five Class III Directors, whose initial terms will expire at the 1999, 2000 and 2001 annual meetings of stockholders, respectively.

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee assists the Board of Directors in fulfilling its responsibilities of ensuring that management is maintaining an adequate system of internal controls such that there is reasonable assurance that assets are safeguarded and that financial reports are properly prepared; that there is consistent application of generally accepted accounting principles; and that there is compliance with management's policies and procedures. In performing these functions, the Audit Committee meets periodically with the independent auditors and management to review their work and confirm that they are properly discharging their respective responsibilities. The Audit Committee also recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews our annual operating results with management and the independent accountants, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence. The Audit Committee consists of William I. Bergman (Chairman), Dr. Kathleen M. Foley, Lawrence C. Hoff and Barry MacTaggart.

     The primary function of the Compensation Committee is to review the compensation philosophy and policy of the Management Compensation Committee, a non-Board of Directors committee composed of Wayne K. Nelson (Chairman), Thomas
A. Moore and Peter Law-Gisiko, which determines management and executive compensation and establishes fringe benefit and other compensation policies. The compensation of the members of the Management

Compensation Committee is determined by the Compensation Committee. The Compensation Committee is also responsible for the administration of our stock incentive plans, including reviewing management recommendations with respect to option grants and taking such other actions as may be required in connection with compensation and incentive plans. The Compensation Committee consists of Dr. Bernard Canavan (Chairman), Dr. Herbert Pardes, Robert Pinco, Thomas O. Pyle and Kenneth Roman.

DIRECTOR COMPENSATION

     Directors who are employees of Nelson do not receive any additional compensation for their services as directors or as members of committees. Each director who is not an employee of Nelson receives a fee of (a) $2,000 for attendance at each Board of Directors' meeting, (b) $1,000 for attendance at each committee meeting that is held on the same day as a Board of Directors' meeting and (c) $2,000 for each committee meeting that is not held on the same day as a Board of Directors' meeting. These amounts are payable in common stock or cash at the director's option. In addition, under Nelson's stock incentive plan for outside directors, each non-employee director also receives an initial grant of options to purchase 5,000 shares of common stock and an annual grant of options to purchase 1,000 shares of common stock.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the chief executive officer and the four most highly paid executive officers of Nelson whose aggregate annual base salary and bonus for 1998 exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                           1998 ANNUAL         LONG-TERM COMPENSATION
                                          COMPENSATION         ----------------------
                                      ---------------------    SECURITIES UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION           SALARY($)    BONUS($)           OPTIONS            COMPENSATION($)
---------------------------           ---------    --------    ----------------------    ---------------
Wayne K. Nelson...................          (1)
  Chairman of the Board of
  Directors
Thomas A. Moore...................          (2)
  President and Chief Executive
  Officer
Peter J. Scarperi.................          (3)                                                      (4)
  Vice Chairman
Dr. Joseph A. Romano..............                                                                   (4)
  Vice Chairman
Fred H. Kellogg...................                                                                   (4)
  Vice Chairman

---------------
(1) Includes $      paid to a company owned by Mr. Nelson.
(2) Includes $      paid to a company owned by Mr. Moore.
(3) Includes $      paid to a company owned by Mr. Scarperi.
(4) Includes grant of ownership interests in Nelson start-up companies. See "Certain Related Party Transactions."

     The following table sets forth information relating to grants of stock options made during fiscal 1998 to each of the Named Executive Officers under the Nelson Communications Inc. 1998 Stock Incentive Plan.

                          OPTION GRANTS IN FISCAL 1998

                                                PERCENT OF
                                                  TOTAL
                                   NUMBER OF     OPTIONS
                                   SECURITIES   GRANTED TO   EXERCISE                  GRANT
                                   UNDERLYING   EMPLOYEES     PRICE                     DATE
                                    OPTIONS     IN FISCAL      PER      EXPIRATION    PRESENT
              NAME                 GRANTED(1)      YEAR       SHARE        DATE       VALUE(2)
              ----                 ----------   ----------   --------   ----------   ----------
Wayne K. Nelson..................        --          --           --           --            --
Thomas A. Moore..................   425,000        13.2%      $ 7.00     10/28/08    $1,000,000
Peter J. Scarperi................   240,000         7.5         7.00     10/28/08       570,000
Dr. Joseph A. Romano.............   220,000         6.8         7.00     10/28/08       520,000
Fred H. Kellogg..................   170,000         5.3         7.00     10/28/08       400,000

---------------
(1) Also reflects the total number of shares of common stock underlying unexercised options held by the Named Executive Officers as of the end of fiscal 1998, none of which were exercisable at such time.

(2) The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model. Significant assumptions used to estimate the grant date present values include a risk-free interest rate of 5.5%, a weighted-average expected life of 7.6 years, no expected volatility and no expected dividends.

1998 STOCK INCENTIVE PLANS

     On October 27, 1998 we adopted the Nelson Communications Inc. 1998 Stock Incentive Plan for the benefit of the officers and other employees of Nelson and certain subsidiaries (the "Employee Stock Incentive Plan") and the Nelson Communications Inc. 1998 Stock Incentive Plan for Outside Directors for the benefit of the non-employee directors of Nelson (the "Director Stock Incentive Plan" and, together with the Employee Stock Incentive Plan, the "Stock Incentive Plans"). Both plans will remain effective until October 26, 2008.

  Employee Stock Incentive Plan

     The Employee Stock Incentive Plan provides for the grant of:

     - options that are intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code;

     - options not intended to so qualify ("NQOs");

     - awards of restricted stock; and

     - awards of deferred stock.

     Officers and other employees (including director-employees) of Nelson and any entity that is at least 20% owned by Nelson are eligible to receive grants under this plan. The Employee Stock Incentive Plan is administered by the Compensation Committee, and stock options, restricted stock awards and deferred stock awards are granted at the discretion of the Compensation Committee.

     Options.  The Compensation Committee determines:

     - which eligible persons will be granted options under the plan;

     - the type of options, the terms and conditions of exercisability;

     - the term of the options; and

     - the number of shares of common stock for which an option will be granted.

     The maximum term of each stock option granted pursuant to the plan is ten years and one day. If an optionee's employment terminates, the option will remain exercisable only to the extent determined by the Compensation Committee.

     The aggregate fair market value (determined at the date the option is granted) of stock with respect to which ISOs granted under the Employee Stock Incentive Plan are exercisable for the first time in any calendar year by any eligible officer or other employee under the Employee Stock Incentive Plan may not exceed $100,000. The exercise price of ISOs granted under the Employee Stock Incentive Plan may not be less than fair market value of the stock on the date of grant, as determined by the Compensation Committee. The exercise price for each NQO granted under the Employee Stock Incentive Plan is determined by the Compensation Committee at the time of grant.

     Restricted Stock Awards.  The Compensation Committee determines:

     - which eligible persons will receive restricted stock awards;

     - whether the grant will be an award of restricted stock or rights to purchase restricted stock;

     - the number of shares of restricted stock or rights to purchase restricted stock granted;

     - the price to be paid by the recipient of a right to purchase restricted stock; and

     - the vesting conditions of such awards.

     Unless otherwise determined by the Compensation Committee, if an employee terminates employment before all of his or her restricted stock has vested or the vesting requirements are otherwise not met, the unvested shares of restricted stock will be forfeited, and the purchase price paid by the employee with respect to such shares will be returned to the employee or a cash payment equal to such restricted stock's fair market value on the date of forfeiture, if lower, will be paid to the employee. Holders of restricted stock will have the right to vote with respect to such stock and will be entitled to dividends.

     Deferred Stock Awards. The Compensation Committee determines which eligible persons will receive deferred stock awards, the number of shares of deferred stock to be awarded and the length and conditions of the deferral period. Awards may be conditioned upon the attainment of specified performance goals or other criteria. Upon the expiration of the deferral period, the grantee will be paid the value of the deferred stock award in stock, cash or a combination thereof, at the discretion of the Compensation Committee. Upon termination of employment prior to the expiration of the deferral period, the employee will forfeit all deferred stock awards.

     The total number of shares of common stock reserved and available for awards under the Employee Stock Incentive Plan is 4,500,000. As of April 19, 1999, there were options outstanding under the Employee Stock Incentive Plan to purchase 3,680,572 shares of common stock. Such options generally vest over five years and are exercisable at a price of $7.00 per share.

  Director Stock Incentive Plan

     The Director Stock Incentive Plan provides for the grant of NQOs to directors of Nelson who are not also employees of Nelson or any entity that is at least 20% owned by Nelson ("Outside Directors"). The Director Stock Incentive Plan is administered by the Compensation Committee.

     The Director Stock Incentive Plan provides for the grant to each Outside Director of an option to purchase 5,000 shares of common stock upon the later of the effective date of the plan or their election to the Board, and another option to purchase 1,000 shares of common stock after each annual shareholder meeting. The term of each option will be ten years and one day. Each option granted under the Director Stock Incentive Plan will become exercisable over three years of service as a director, with one-third of the shares covered by the option becoming exercisable at the end of each year of service. Options also would become fully exercisable if a director terminates service after the later of age 65 and one year of service or by reason of death or disability. In addition, if a change in control occurs, the options of the existing members of the Board would become fully exercisable.

     The exercise price for grants issued under the Director Stock Incentive Plan is the fair market value of common stock on the date of grant. For grants made prior to this offering, fair market value was determined by the Compensation Committee. For grants made after the completion of this offering, fair market value is the closing price on the New York Stock Exchange on the date of grant. Options may be exercised by payment in cash and/or surrender of unrestricted shares of common stock that have been owned by the Outside Director for at least 6 months. A six month post-termination exercise period is available for Outside Directors who terminate service after the later of age 65 and one year of service or by reason of death or disability (provided such period does not extend beyond the end of the option term). Any Outside Director who terminates service within one year following a change in control would be able to exercise his or her option for the remainder of the applicable option term. Upon termination for any other reason, the post-termination exercise period is 60 days (provided such period does not extend past the option term).

  Change in Control.

     Pursuant to the Stock Incentive Plans, in the event of a change in control, all options become fully exercisable and all restrictions and deferral limitations applicable to restricted stock awards and deferred stock awards lapse. A change in control is defined under both Stock Incentive Plans as:

     - a corporate merger or similar transaction in which Nelson is not the surviving entity or the dissemination of a proxy statement seeking shareholder approval of such a transaction;

     - the acquisition of, or the announcement of the acquisition of, 35% of Nelson's common stock by an outsider or a related group of outsiders; or

     - a change in two-thirds of the composition of Nelson's Board of Directors within two years without the approval of the existing directors, or the announcement of such a change.

ASSUMED STOCK OPTION PLANS

     As of April 19, 1999, there were options outstanding for an aggregate of 263,510 shares of common stock under two stock option plans assumed by Nelson in the consolidation. Pursuant to a resolution of the Board of Directors, effective October 27, 1998, these assumed plans were terminated. The termination of these assumed plans does not affect any outstanding options thereunder.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of awards made under the Stock Incentive Plans or the assumed plans based upon the laws in effect on the date hereof.

     ISOs. No federal taxable income should be recognized by the employee upon the grant or exercise of an ISO. If no disqualifying disposition of the shares of common stock acquired upon exercise of an ISO is made within two years of the date of grant or within one year after the transfer of the shares to the employee, then: (a) upon the sale of the shares, any amount realized in excess of the exercise price of the option will be taxed as a long-term capital gain and (b) no deduction will be allowed to Nelson for federal income tax purposes. The exercise of an ISO may result in an alternative minimum tax liability.

     If common stock acquired upon the exercise of an ISO is disposed of prior to the expiration of the holding periods described above, then generally: (a) the employee will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the exercise price of the option and (b) Nelson will be entitled to deduct any such recognized amount. Any further gain recognized by the employee will be taxed as short-term or long-term capital gain, as the case may be, and will not result in any deduction by Nelson.

     NQOs. Except as noted below, with respect to NQOs: (a) no federal taxable income should be recognized by the optionee at the time the option is granted;
(b) generally upon exercise of the option, the optionee recognizes ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the shares on the date of exercise and Nelson will be entitled to a tax deduction in the same amount; and (c) at disposition, generally any appreciation (or depreciation) after the date of exercise is treated by the optionee either as long-term or short-term capital gain (or loss), depending upon the length of time that the optionee has held the shares. Nelson's tax deduction upon the exercise of a NQO by certain executive officers may be subject to the limitations of Section 162(m) of the Internal Revenue Code if the NQO was granted with an exercise price less than the fair market value of the common stock on the date of grant.

     Restricted Stock. An employee receiving restricted stock generally will recognize ordinary income in the amount of the fair market value of the restricted stock at the time the stock is no longer subject to forfeiture, less the consideration paid for the restricted stock. However, an employee may elect, under Section 83(b) of the Internal Revenue Code, to recognize ordinary income on the date of grant equal to the excess of the fair market value of the shares as of such date (determined without regard to the restrictions) over their purchase price. With respect to the sale of shares after the forfeiture period has expired, the holding period to determine whether the employee has long-term or short-term capital gain generally begins when the restriction period expires, and the tax basis for such shares will generally be based on the fair market value of such shares on such date. However, if the employee makes an election under Section 83(b) of the Internal Revenue Code, the holding period will generally commence immediately following the purchase of the restricted stock and the tax basis generally will be equal to the fair market value of the shares on the date of purchase (determined without regard to restrictions). Nelson generally will be entitled to a deduction equal to the amount that is taxable as ordinary income to the employee in the year that such income is taxable.

     Deferred Stock. An employee receiving deferred stock generally will recognize ordinary income equal to the fair market value of the deferred stock on the date that the deferred stock is distributed to the employee, and the capital gain holding period for such stock will also commence on that date. Nelson generally will be entitled to a deduction in the same amount as the amount of ordinary income recognized by the employee in the year that such income is taxable.

     Special Rules Applicable to Corporate Insiders. Generally, except where an election under Section 83(b) of the Internal Revenue Code is made or in the case of ISOs, an individual subject to Section 16(b) of the Securities Exchange Act, or to restrictions relating to "pooling of interests" accounting who receives common stock in connection with an award may not become subject to tax at the times discussed above, but may have the amount of income calculated (and recognized) based on the fair market value of the common stock at a later date.

     Dividends and Dividend Equivalents. Dividends paid on restricted stock prior to the date on which the forfeiture restrictions lapse generally will be treated as compensation that is taxable as ordinary income to the employee and will be deductible by Nelson. If, however, the employee makes an election under
Section 83(b) of the Internal Revenue Code, the dividends will be taxable as ordinary income to the employee but will not be deductible by Nelson. If dividend equivalents are credited with respect to deferred stock awards, the employee generally will recognize ordinary income when the dividend equivalents are paid and Nelson will be entitled to a deduction at that time.

EMPLOYMENT AGREEMENTS

     Prior to the completion of this offering, we expect to enter into employment agreements with each of our executive officers. We expect these employment agreements to initially be for a three-year term and to contain confidentiality, non-solicitation and non-competition provisions.

INCENTIVE BONUS PROGRAM

     Nelson maintains an incentive bonus program for its senior employees and executives, pursuant to which cash bonuses may be paid to such employees and executives based on achievement of pre-established performance criteria. The Compensation Committee determines the applicable performance criteria and amounts payable to executive officers under this program. Management makes the foregoing determinations with respect to amounts to be paid under the program to non-executive officer participants.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     The By-Laws provide that directors and officers of Nelson shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by Nelson to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Nelson. The By-Laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The Certificate of Incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

     We have entered into indemnification agreements with each member of our Board of Directors. These agreements require us to indemnify our directors to the fullest extent permitted by law against liabilities and expenses that are incurred by them in any action or proceeding (including any action or proceeding by or in the right of Nelson) arising out of their services as directors or officers of Nelson, or of any other entity at the request of Nelson. The agreements also require us to advance expenses incurred by any director in connection with a claim and require us to set up a trust at the request of a director for the funding of expenses in the event of a "potential change in control" of Nelson (as that term is defined in the agreements).

     We also maintain directors' and officers' liability insurance that covers officers and directors against certain losses that may arise out of their positions with Nelson and covers Nelson for liabilities it may incur to indemnify its officers and directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to our consolidation, compensation policies and decisions, including those relating to salary, bonuses and benefits of executive officers were made by senior management. All decisions relating to compensation of executive officers of Nelson are made by the Management Compensation Committee and are subject to the review and approval of the Compensation Committee. The compensation of the members of the Management Compensation Committee is determined by the Compensation Committee. None of the directors who serve on the Compensation Committee is or has been an officer or employee of Nelson. See
"-- Board of Directors."

                       CERTAIN RELATED PARTY TRANSACTIONS

     During 1998 and the first three months of 1999, Messrs. Scarperi, Romano and Kellogg, each of whom is an executive officer of Nelson, received ownership interests in start-up companies formed by Nelson during such periods. We expect to continue to grant equity interests in start-up companies to executive officers who have oversight responsibilities for those companies.

     On March 29, 1999, Mr. Moore acquired 11,031 shares of common stock from Nelson in exchange for shares of a subsidiary of Nelson held by him. The subsidiary stock was acquired by Mr. Moore from a former stockholder who chose not to participate in the consolidation. The exchange ratio was the same as that used to calculate the conversion of stock held by stockholders of that subsidiary in the consolidation.

     Pursuant to a pre-existing agreement with Nelson, on July 16, 1998, Mr. Moore acquired from Nelson 4,278,499 shares of PDN common stock which Nelson previously acquired from a former stockholder. The purchase price for those shares was approximately $5.2 million, which represents the same price per share as Nelson paid when it acquired the stock. In the consolidation, Mr. Moore received approximately 1,179,156 shares of common stock in exchange for those shares of PDN common stock.

     In the consolidation the following executive officers and/or directors of Nelson and members of their families and entities controlled by them received the following number of shares of common stock of Nelson in exchange for their interests in the various Nelson Group companies:

Wayne K. Nelson...........................................    13,317,829
Thomas A. Moore...........................................     3,904,694
Peter J. Scarperi.........................................     3,021,724
Fred H. Kellogg...........................................       347,576
Joseph A. Romano..........................................       615,755
Arthur Hull Hayes, Jr.....................................        10,655

     In 1996 and 1997, Mr. Nelson had outstanding loans from several Nelson Group companies in the aggregate amounts of $148,485 and $850,000, respectively. As of December 31, 1998, these loans had been repaid. These loans were noninterest-bearing and had no stated maturity date.

     In 1996 and 1997, Dr. Romano had outstanding loans from several Nelson Group companies in the aggregate amounts of $127,887 and $24,815, respectively. As of December 31, 1998, these loans had been repaid. These loans were noninterest-bearing and had no stated maturity date. In September 1998, Nelson loaned Dr. Romano $586,244. This loan is for a maximum term of two years, bears interest at the rate of 8.25% per annum and is unsecured.

     In September, 1998, Nelson loaned Mr. Kellogg $97,609. This loan is for a maximum term of two years, bears interest at the rate of 8.25% per annum and is unsecured.

     Mr. Frazza is of counsel to Patterson, Belknap, Webb & Tyler LLP, which rendered services to Nelson in connection with the consolidation and serves as special corporate counsel to Nelson. We believe that the fees charged for these services are at rates no less favorable to Nelson than could have been obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as to the beneficial ownership of the common stock as of March 31, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby, of (a) each person known by us to own beneficially five percent or more of the outstanding shares of common stock, (b) each director and Named Executive Officer of Nelson and (c) all directors and executive officers of Nelson as a group.

                                                                             PERCENTAGE
                                                                        BENEFICIALLY OWNED(1)
          NAME AND ADDRESS OF              NUMBER OF SHARES       ---------------------------------
          BENEFICIAL OWNER(2)            BENEFICIALLY OWNED(1)    BEFORE OFFERING    AFTER OFFERING
          -------------------            ---------------------    ---------------    --------------
Wayne K. Nelson(3).....................       13,317,829                  54.5%
Thomas A. Moore(4).....................        3,904,694                  16.0
Peter J. Scarperi(5)...................        3,021,724                  12.4
Dr. Joseph A. Romano(6)................          615,755                   2.5
Fred H. Kellogg........................          347,576                   1.4
Dr. Arthur Hull Hayes, Jr..............           10,655                     *                 *
William I. Bergman.....................               --                    --                --
Dr. Bernard Canavan....................               --                    --                --
Dr. Kathleen M. Foley..................               --                    --                --
George S. Frazza.......................               --                    --                --
Lawrence Hoff..........................               --                    --                --
Barry MacTaggart.......................               --                    --                --
Dr. Herbert Pardes.....................               --                    --                --
Robert G. Pinco........................               --                    --                --
Thomas O. Pyle.........................               --                    --                --
Kenneth Roman..........................               --                    --                --
All executive officers and directors as
  a group (17 persons).................
                                              ----------             ---------         ---------
                                              21,218,233                  86.8%

---------------
 *  Less than 1%

(1) All percentages have been determined in accordance with Rule 13d-3 under the Securities Exchange Act. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock which such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of March 31, 1999, a total of 24,449,089 shares of common stock were issued and outstanding.

(2) The address of each person included in this chart is c/o Nelson Communications Inc., 41 Madison Avenue, New York, New York 10010.

(3) Includes 2,474,021 shares owned by The Nelson Family Limited Partnership, the general partner of which is a corporation owned by Mr. Nelson and his wife. Accordingly, Mr. Nelson and his wife share voting and investment control over the shares held by the partnership. Also includes 3,642,192 shares owned by The Wayne K. Nelson 1998 Grantor Retained Annuity Trust. Mr. Nelson and his wife share voting and investment control over the shares held by the trust as joint trustees.

(4) Includes 437,566 shares owned by The Thomas and Avril Moore Family Limited Partnership, the general partner of which is a corporation wholly owned by Mr. Moore. Also includes 358,735 shares owned by The Thomas A. Moore 1998 Grantor Retained Annuity Trust. Mr. Moore and his wife share voting and investment control over the shares held by the trust as joint trustees. Approximately 60% of Mr. Moore's shareholdings shown above are pledged to secure a third-party loan. The proceeds of the loan were used by Mr. Moore to acquire a portion of his shareholdings in Nelson. The loan will become payable sometime after the expiration of one year after the completion of this offering. It is likely that, in order to repay the loan, Mr. Moore will be required to sell a substantial portion of his shareholdings shown above or transfer his shares to the lender.

(5) Includes 669,398 shares owned by The Scarperi Family Limited Partnership, the general partner of which is a corporation wholly owned by Mr. Scarperi. Also includes 381,546 shares owned by the Peter J. Scarperi 1998 Grantor Retained Annuity Trust. Mr. Scarperi and his wife share voting and investment control over the shares held by the trust as joint trustees.

(6) Includes 420,416 shares owned by the Joseph A. Romano 1998 Grantor Retained Annuity Trust. Dr. Romano and his wife share voting and investment control over the shares held by the trust as joint trustees.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Prior to the completion of this offering, there are 24,541,574 shares of common stock outstanding. As of April 19, 1999, we had 58 stockholders.

     Upon completion of this offering, the authorized capital stock of Nelson will consist of 100,000,000 shares of common stock, of which shares will be issued and outstanding and 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors, of which no shares will be issued and outstanding.

     Common Stock. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Any issuance of preferred stock with a dividend preference over common stock would adversely affect the dividend rights of holders of common stock. Holders of common stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to any voting rights of the holders of any then outstanding preferred stock. The holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are fully paid and non-assessable. Upon completion of this offering, all shares offered hereby will be fully paid and non-assessable.

     Our By-laws provide, subject to the rights of the holders of any preferred stock then outstanding, that the number of directors shall be fixed by the Board of Directors. The directors, other than those who may be elected by the holders of any preferred stock, are divided into three classes as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of any preferred stock to elect directors, and to remove any director whom the holders of any preferred stock had the right to elect, any director may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

     Undesignated Preferred Stock. The Board of Directors is authorized, without further action of the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and the relative, participating optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in our Certificate of Incorporation. Any such preferred stock issued by Nelson may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.

     The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding common stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

     A number of provisions of our Certificate of Incorporation and By-Laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers that stockholders may consider to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the common stock, that may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Nelson. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of the common stock. The Board of Directors believes that these provisions are appropriate to protect the interests of Nelson and its stockholders. The Board of Directors has no present plans to adopt any other measures or devices that may have an "anti-takeover effect."

     Meetings of Stockholders. The By-Laws provide that a special meeting of stockholders may be called only by the Board of Directors unless otherwise required by law. The By-Laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, the By-Laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new proposal that a stockholder wishes to make at an annual meeting of stockholders.

     Amendment of the Certificate of Incorporation. The Certificate of Incorporation provides that an amendment must first be approved by a majority of the Board of Directors and (with certain exceptions) then approved by a majority (or 66 2/3% in the case of any proposed amendment to the provisions of the Certificate of Incorporation relating to the composition of the Board or amendments of the Certificate of Incorporation) of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

     Amendment of By-Laws. The Certificate of Incorporation provides that the By-Laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

     Ability to Adopt Shareholder Rights Plan. The Board of Directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares to implement a shareholder rights plan. A shareholder rights plan typically creates voting or other impediments or sets forth circumstances under which shares are distributed to a third-party investor, to a group of investors or stockholders or to an employee stock-ownership plan, to discourage persons seeking to gain control of Nelson by means of a merger, tender offer, proxy contest or otherwise if such change in control is not in the best interest of Nelson and its stockholders. The Board of Directors has no present intention of adopting a shareholder rights plan and is not aware of any attempt to obtain control of Nelson.

STATUTORY BUSINESS COMBINATION PROVISION

     Upon completion of the offering, Nelson will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 shareholders may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" (as defined below) for a period of three years from the date that such person became an interested stockholder unless:

         -- the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

         -- the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or

         -- on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

     The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of Nelson and therefore could discourage attempts to acquire Nelson.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither our Certificate of Incorporation nor our By-Laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

     Nelson has selected                as the transfer agent and registrar for
the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. We cannot predict the effect that the sale or availability for sale of shares of additional common stock will have on the market price of the common stock. Sales of substantial amounts of such shares in the public market after the restrictions on resale described below, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair Nelson's ability to raise equity capital in the future.

     Upon completion of this offering, we will have a total of
shares of common stock outstanding. Of these shares, the                shares
of common stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of Nelson, as defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. The remaining 24,541,574 shares of common stock outstanding will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by Nelson in private transactions in reliance upon exemptions from registration under the Securities Act.

     Lock-Up Agreements. Nelson, our directors and officers and existing stockholders who hold an aggregate of 24,541,574 Restricted Shares, together with the holders of options to purchase 3,994,082 shares of common stock, have agreed that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not: (1) directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act); or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing restrictions, however, do not apply to the exercise of currently outstanding stock options or to existing contractual obligations of Nelson.

     Rule 144. Of the Restricted Shares, 24,326,643 shares will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act beginning 90 days after the date of this prospectus. An additional shares will be eligible for sale in the public market pursuant to Rule 144 under
the Securities Act beginning at various times from           to           ,
2000. All such shares will be subject to the lock-up agreements described above.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of Nelson, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then
outstanding (approximately                shares upon completion of this
offering) or the average weekly trading volume of the common stock during the four calender weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about Nelson. In addition, a person who is not deemed to have been an affiliate of Nelson at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

     Stock Options. We intend to file a registration statement on Form S-8 under the Securities Act to register 5,067,179 shares of common stock issued or issuable pursuant to our stock incentive plans. As of April 19, 1999, there were 3,994,082 outstanding options to purchase shares of common stock. We expect to file this registration statement immediately following the date of this prospectus, and such registration statement will become effective upon filing. Shares covered by such registration statement will be eligible for sale in the public markets after the 180-day lock-up period described above, subject to Rule 144 volume limitations applicable to affiliates.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated
          , 1999, the underwriters named below, through their representatives SG Cowen Securities Corporation and Bear, Stearns & Co. Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                NUMBER OF
                           NAME                                   SHARES
                           ----                              ----------------
SG Cowen Securities Corporation............................
Bear, Stearns & Co. Inc....................................
                                                                 --------
          Total............................................
                                                                 ========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by Nelson if any of such shares are purchased (other than those covered by the over-allotment option described below).

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to certain dealers at that price less a
concession not in excess of $       per share. Dealers may reallow a concession
not in excess of $       per share to certain other dealers. After the shares of
the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option, exercisable for up to 30
days after the date of this prospectus, to purchase up to        additional
shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by each of them, as shown in the foregoing table, bears to the common stock offered hereby.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

     At our request, the underwriters have reserved up to                shares
of common stock for sale at the initial public offering price to certain directors and employees of Nelson and other persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to enter into agreements similar to those described in the following paragraph.

     Nelson, our directors and officers and existing stockholders who hold an aggregate of 24,541,574 shares, together with the holders of options to purchase 3,994,082 shares of common stock, have agreed that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not: (1) directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock

(including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act); or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing restrictions, however, do not apply to the exercise of currently outstanding stock options or to existing contractual obligations of Nelson.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations are prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

     We estimate that our out of pocket expenses for this offering will be
approximately $       .

     We expect to apply for listing of the common stock on the New York Stock Exchange under the symbol "NCI." There can be no assurance, however, that an active trading market will develop for the common stock or that the common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Nelson by Patterson, Belknap, Webb & Tyler LLP, New York, New York. Mr. George S. Frazza, a member of our Board of Directors, is of counsel to Patterson, Belknap, Webb & Tyler LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Willkie Farr and Gallagher, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Nelson as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     For more information with respect to Nelson and the common stock offered by this prospectus, see the registration statement and the exhibits and schedules filed by us with the Securities and Exchange Commission on Form S-1 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     A copy of the registration statement and the exhibits and schedules may be inspected or copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048 and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements certified by our independent auditors.

                              UNAUDITED PRO FORMA
                          CONSOLIDATED FINANCIAL DATA

     The unaudited pro forma consolidated statement of income for the year ended December 31, 1998 gives effect to the following transactions and events as if they occurred on January 1, 1998: (a) the acquisition of additional equity interests in three of our subsidiaries; (b) the acquisition of The Medical Phone Company ((a) and (b) together, the "1998 Purchase Transactions" (each of which occurred in July 1998)); (c) the acquisition of the assets of Lipton Communications Group, Inc.; (d) the acquisition of the remaining 20% minority interest in one of our subsidiaries; (e) the acquisition of 9% of the equity of Pan Advertising Limited; (f) the acquisition of 60% of the equity of Monkey Communication S.P.R.L. ((c), (d), (e) and (f) collectively, the "1999 Purchase Transactions"); and (g) adjustments reflecting a provision for federal and state income taxes as though all companies acquired had been treated as C corporations during 1998. The unaudited pro forma consolidated balance sheet as of December 31, 1998 gives effect to the 1999 Purchase Transactions as if they occurred on December 31, 1998.

     The pro forma consolidated balance sheet and the pro forma consolidated income statement are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The pro forma consolidated financial statements are provided for informational purposes only and should not be construed to be indicative of our consolidated financial position or results of operations had the transactions been consummated on the dates assumed and do not project our consolidated financial position or results of operations for any future date or period.

     The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                           NELSON COMMUNICATIONS INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                                  PRO FORMA
                                                                                 ADJUSTMENTS
                                                                                -------------
                                                                                    1999
                                                                                  PURCHASE
                                                              HISTORICAL        TRANSACTIONS         PRO FORMA
                                                              ----------        -------------        ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   457             $ (369)(1)         $    88
  Accounts receivable.......................................    44,429                303(1)           44,732
  Stockholders' loans and advances..........................     2,112                                  2,112
  Prepaid production costs..................................     4,379                                  4,379
  Prepaid income taxes......................................     1,327                                  1,327
  Deferred income taxes.....................................       246                                    246
  Other current assets......................................       973                 70(1)            1,043
                                                               -------             ------             -------
Total current assets........................................    53,923                  4              53,927
Property and equipment -- net...............................    10,694                 67(1)           10,761
Stockholders' loans and advances............................       100                                    100
Goodwill -- net.............................................     7,506              2,673(2)           10,179
Deferred income taxes.......................................     1,878                 --               1,878
Deferred charges and other assets...........................     1,297                590(3)            1,887
                                                               -------             ------             -------
                                                               $75,398             $3,334             $78,732
                                                               =======             ======             =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Capital lease obligations.................................   $ 1,180             $                  $ 1,180
  Short-term debt...........................................        --              1,432(1)            1,432
  Accounts payable..........................................     4,873                834(1)            5,707
  Accrued bonus.............................................    10,425                                 10,425
  Accrued expenses and other current liabilities............     7,804                                  7,804
  Prebillings -- customer deposits..........................    24,485                                 24,485
  Deferred revenue..........................................     9,294                                  9,294
                                                               -------             ------             -------
Total current liabilities...................................    58,061              2,266              60,327
Long-term portion of capital lease obligation...............     1,268                                  1,268
                                                               -------             ------             -------
Total liabilities...........................................    59,329              2,266              61,595
                                                               -------             ------             -------
Minority interests..........................................        47                 87(4)              134
                                                               -------             ------             -------
Stockholders' equity:
  Common stock..............................................       243                  2                 245
  Additional paid-in capital................................    11,242                979(1)(3)        12,221
  Accumulated other comprehensive income....................        12                                     12
  Retained earnings.........................................     4,525                                  4,525
                                                               -------             ------             -------
Total stockholders' equity..................................    16,022                981              17,003
                                                               -------             ------             -------
                                                               $75,398             $3,334             $78,732
                                                               =======             ======             =======

         See notes to unaudited pro forma consolidated financial data.

                           NELSON COMMUNICATIONS INC.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     PRO FORMA ADJUSTMENTS
                                                --------------------------------
                                                    1998                1999
                                                  PURCHASE            PURCHASE
                                  HISTORICAL    TRANSACTIONS        TRANSACTIONS        PRO FORMA
                                  ----------    ------------        ------------        ---------
Revenues........................   $126,946        $2,331(5)           $1,725(10)       $131,002
                                   --------        ------              ------           --------
Cost of selling services........     40,856         1,155(5)                              42,011
Compensation and related
  costs.........................     40,814           399(5)              670(10)         41,883
Other operating and
  administrative expenses.......     35,933           474(5)(6)           779(10)(11)     37,186
Reorganization costs............      1,815                                                1,815
                                   --------        ------              ------           --------
                                    119,418         2,028               1,449            122,895
                                   --------        ------              ------           --------
Income from operations..........      7,528           303                 276              8,107
Interest income (expense),
  net...........................        (23)           (7)(5)               9(10)            (21)
                                   --------        ------              ------           --------
Income before income taxes......      7,505           296                 285              8,086
Provision for income taxes......      3,590           204(7)              220(12)          4,014
                                   --------        ------              ------           --------
Income before minority
  interest......................      3,915            92                  65              4,072
Minority interest...............       (111)         (131)(8)              73(13)           (169)
                                   --------        ------              ------           --------
Net income......................   $  4,026        $  223              $   (8)          $  4,241
                                   ========        ======              ======           ========
Basic earnings per share........   $   0.17                                             $   0.17
                                   ========                                             ========
Shares used in computing basic
  earnings per share............     23,912           445(9)              139(1)(3)       24,496
                                   ========        ======              ======           ========
Diluted earnings per share......   $   0.17                                             $   0.17
                                   ========                                             ========
Shares used in computing diluted
  earnings per share............     24,117           445(9)              139(1)(3)       24,701
                                   ========        ======              ======           ========

         See notes to unaudited pro forma consolidated financial data.

                          NOTES TO UNAUDITED PRO FORMA
                          CONSOLIDATED FINANCIAL DATA

 1. Reflects the acquisition of certain assets and liabilities of Lipton Communications Group, Inc. ("LCG"), the acquisition of the remaining 20% minority interest in one of our subsidiaries for $0.7 million in cash and the acquisition of 60% of the equity of Monkey Communication S.P.R.L. ("Monkey"). The aggregate purchase price for LCG was approximately $0.8 million in cash and approximately 68,182 shares of common stock. We also recorded a $0.3 million liability as contingent acquisition consideration. The aggregate purchase price for the 60% interest in Monkey was approximately $0.3 million in cash and 23,249 shares of common stock. We also recorded a $0.1 million liability as contingent acquisition consideration, payable in Nelson stock. The cash consideration for these transactions was provided by cash available of $0.4 million and short-term debt of $1.4 million.

 2. Reflects the addition of goodwill associated with the 1999 Purchase Transactions.

 3. Includes the acquisition of a 9% interest in Pan Advertising Limited for 47,768 shares of Nelson common stock. We also recorded a $0.2 million liability as contingent acquisition consideration, payable in Nelson stock. This investment was accounted for under the cost method.

 4. Reflects the 40% minority interest of Monkey and the acquisition of the remaining 20% minority interest in one of our subsidiaries.

 5. Reflects the results of operations of The Medical Phone Company for the period prior to August 1998.

 6. Includes the amortization of goodwill of $0.2 million on a straight-line basis (over 20 to 30 year lives) resulting from the 1998 Purchase Transactions.

 7. Reflects additional tax provisions of $0.2 million for federal and state taxes as though The Medical Phone Company were treated as a C Corporation prior to the acquisition.

 8. Reflects the elimination of the minority interests' share of income in two subsidiaries in which Nelson acquired additional equity interests.

 9. Reflects the additional weighted-average shares outstanding as if the 1998 Purchase Transactions occurred on January 1, 1998.

10. Reflects the results of operations of LCG and Monkey.

11. Includes the amortization of goodwill of $0.2 million on a straight-line basis (over eight to 20 year lives) resulting from the 1999 Purchase Transactions.

12. Reflects additional tax provisions of $0.1 million for federal and state taxes as though LCG were treated as a C Corporation during 1998.

13. Reflects the minority interest in Monkey and the elimination of the minority interest's share of income in another subsidiary in which Nelson acquired the remaining equity interest.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................   F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-4
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-5
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1997 and 1998..............   F-6
Notes to Consolidated Financial Statements for the Years
  Ended December 31, 1996, 1997 and 1998....................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Nelson Communications Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Nelson Communications Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nelson Communications Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York
April 5, 1999
(April 16, 1999 as to Note 16)

                           NELSON COMMUNICATIONS INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         DECEMBER 31,
                                                                       -----------------
                                                              NOTES     1997      1998
                                                              ------   -------   -------
ASSETS
Current assets:
  Cash and cash equivalents.................................           $ 5,672   $   457
  Marketable securities.....................................       3     7,666        --
  Accounts receivable.......................................            39,171    44,429
  Stockholders' loans and advances..........................       5     1,291     2,112
  Prepaid production costs..................................             3,868     4,379
  Prepaid income taxes......................................      10     1,148     1,327
  Deferred income taxes.....................................      10       378       246
  Other current assets......................................             1,083       973
                                                                       -------   -------
Total current assets........................................            60,277    53,923
Property and equipment -- net...............................       4     4,139    10,694
Stockholders' loans and advances............................       5       143       100
Goodwill -- net of accumulated amortization of $369 in 1997
  and $649 in 1998..........................................             1,331     7,506
Deferred income taxes.......................................                --     1,878
Deferred charges and other assets...........................             1,102     1,297
                                                                       -------   -------
                                                                       $66,992   $75,398
                                                                       =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long term-debt.........................       7   $   483   $    --
  Current portion of capital lease obligations..............       8       655     1,180
  Accounts payable..........................................             5,398     4,873
  Accrued bonus.............................................             8,777    10,425
  Accrued expenses and other current liabilities............             5,598     7,804
  Prebillings -- customer deposits..........................            24,911    24,485
  Deferred revenue..........................................            11,997     9,294
  S Corporation distributions payable.......................  10, 12     3,953        --
  Stockholders' loans.......................................       5       932        --
                                                                       -------   -------
Total current liabilities...................................            62,704    58,061
Long-term portion of capital lease obligations..............       8       642     1,268
                                                                       -------   -------
Total liabilities...........................................            63,346    59,329
                                                                       -------   -------
Commitments and contingencies...............................       8        --        --
                                                                       -------   -------
Minority interests..........................................               361        47
                                                                       -------   -------
Stockholders' equity:
  Preferred stock, 2,000 shares authorized; no shares issued
     and outstanding........................................                --        --
  Common stock, $.01 par value, 100,000 shares authorized;
     24,348 shares issued and outstanding...................       9       235       243
  Additional paid-in capital................................       9     2,519    11,242
  Accumulated other comprehensive income....................       3        32        12
  Retained earnings.........................................               499     4,525
                                                                       -------   -------
Total stockholders' equity..................................             3,285    16,022
                                                                       -------   -------
                                                                       $66,992   $75,398
                                                                       =======   =======

                See notes to consolidated financial statements.

                           NELSON COMMUNICATIONS INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         YEAR ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                      1996        1997        1998
                                                            NOTES    -------    --------    --------
Revenues..................................................    2      $86,039    $114,714    $126,946
                                                                     -------    --------    --------
Cost of selling services..................................            27,446      39,330      40,856
Compensation and related costs............................            27,150      36,216      40,814
Other operating and administrative
  expenses................................................            22,201      34,962      35,933
Reorganization costs......................................    2           --       1,540       1,815
                                                                     -------    --------    --------
                                                                      76,797     112,048     119,418
                                                                     -------    --------    --------
Income from operations....................................             9,242       2,666       7,528
Interest income (expense), net............................               100         447         (23)
                                                                     -------    --------    --------
Income before income taxes................................             9,342       3,113       7,505
Provision for income taxes................................   10        1,752         557       3,590
                                                                     -------    --------    --------
Income before minority interest...........................             7,590       2,556       3,915
Minority interest.........................................               123          97        (111)
                                                                     -------    --------    --------
Net income................................................           $ 7,467    $  2,459    $  4,026
                                                                     =======    ========    ========
Basic earnings per share..................................           $  0.33    $   0.10    $   0.17
                                                                     =======    ========    ========
Diluted earnings per share................................           $  0.33    $   0.10    $   0.17
                                                                     =======    ========    ========
Shares used in computing basic earnings per share.........            22,403      23,463      23,912
                                                                     =======    ========    ========
Shares used in computing diluted earnings per share.......            22,632      23,702      24,117
                                                                     =======    ========    ========

Unaudited pro forma net income and earnings per share
  data:
Historical income before income taxes as reported.........           $ 9,342    $  3,113    $  7,505
Pro forma provision for income taxes......................   10        4,175       1,564       3,609
                                                                     -------    --------    --------
Pro forma income before minority interest.................             5,167       1,549       3,896
Minority interest.........................................               123          97        (111)
                                                                     -------    --------    --------
Pro forma net income......................................           $ 5,044    $  1,452    $  4,007
                                                                     =======    ========    ========
Pro forma basic earnings per share........................           $  0.23    $   0.06    $   0.17
                                                                     =======    ========    ========
Pro forma diluted earnings per share......................           $  0.22    $   0.06    $   0.17
                                                                     =======    ========    ========
Shares used in computing pro forma basic earnings
  per share...............................................            22,403      23,463      23,912
                                                                     =======    ========    ========
Shares used in computing pro forma diluted earnings
  per share...............................................            22,632      23,702      24,117
                                                                     =======    ========    ========

                See notes to consolidated financial statements.

                           NELSON COMMUNICATIONS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996        1997       1998
                                                              --------    --------   --------
Cash flows from operating activities:
  Net income................................................  $  7,467    $  2,459   $  4,026
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     1,400       1,757      2,812
  Common stock awards.......................................       196         485         --
  Minority interest.........................................       123          97       (111)
  Deferred income taxes.....................................        --        (378)       164
Changes in operating assets and liabilities, exclusive of
  acquisitions:
  Accounts receivable.......................................   (16,702)     (9,243)    (4,597)
  Prepaid production costs..................................     2,857      (2,121)      (511)
  Prepaid income taxes......................................       308      (1,148)       323
  Other current assets......................................        33        (837)      (317)
  Other assets..............................................       255        (236)       203
  Accounts payable..........................................     2,329       1,591       (726)
  Accrued bonus.............................................     1,276       5,521      1,739
  Accrued expenses and other current liabilities............     1,208       1,407      2,118
  Income taxes payable......................................       603        (603)        --
  Prebillings -- customer deposits..........................     2,010       8,317       (493)
  Deferred revenue..........................................     3,303       2,464     (2,703)
                                                              --------    --------   --------
    Net cash provided by operating
      activities............................................     6,666       9,532      1,927
                                                              --------    --------   --------
Cash flows from investing activities:
  Payments for property and equipment.......................      (382)     (2,334)    (6,377)
  Purchase of marketable securities.........................        --     (24,917)   (10,434)
  Sale of marketable securities.............................        --      17,316     18,035
  Acquisition of The Medical Phone Company..................        --          --       (719)
  Acquisition of intangibles................................        --        (388)        --
  Increase from subsidiary stock transactions...............        11         216         --
                                                              --------    --------   --------
    Net cash provided (used) in investing
      activities............................................      (371)    (10,107)       505
                                                              --------    --------   --------
Cash flows from financing activities:
  Borrowings of bank debt...................................       490          --     13,500
  Payments of bank debt.....................................        --        (599)   (13,539)
  Payments on long-term debt................................      (697)       (619)      (444)
  Payment of capital lease obligations......................        --        (598)      (984)
  S Corporation distributions paid..........................    (3,934)     (2,792)    (3,953)
  Stockholders' loans and advances..........................       842      (1,102)    (1,383)
  Stock repurchases.........................................        --        (109)    (6,048)
  Stock issuances...........................................        --          --      5,204
                                                              --------    --------   --------
    Net cash used in financing activities...................    (3,299)     (5,819)    (7,647)
                                                              --------    --------   --------
    Net increase (decrease) in cash and cash equivalents....     2,996      (6,394)    (5,215)
Cash and cash equivalents -- beginning of period............     9,070      12,066      5,672
                                                              --------    --------   --------
Cash and cash equivalents -- end of period..................  $ 12,066    $  5,672   $    457
                                                              ========    ========   ========

See Note 12 for supplemental information.

                See notes to consolidated financial statements.

                           NELSON COMMUNICATIONS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                            ADDITIONAL         ACCUMULATED
                                 COMMON      PAID-IN       OTHER COMPREHENSIVE     RETAINED     COMPREHENSIVE
                                 STOCK       CAPITAL             INCOME            EARNINGS        INCOME
                                 ------     ----------     -------------------     --------     -------------
JANUARY 1, 1996................   $235       $ 1,744                               $ 1,252
Net income.....................                                                      7,467         $7,467
S Corporation distributions....                                                     (6,726)
Stock issuances................                  207
                                  ----       -------                               -------         ------
DECEMBER 31, 1996..............    235         1,951                                 1,993         $7,467
                                                                                                   ======
Net income.....................                                                      2,459         $2,459
S Corporation distributions....                                                     (3,953)
Stock repurchases..............                 (109)
Stock issuances................                  677
Unrealized gain on marketable
  securities...................                                   $ 65                                 65
Foreign currency translation
  adjustments..................                                    (33)                               (33)
                                  ----       -------              ----             -------         ------
DECEMBER 31, 1997..............    235         2,519                32                 499         $2,491
                                                                                                   ======
Net income.....................                                                      4,026         $4,026
Stock
  issuances -- acquisitions....      8         5,499
Other stock issuances and
  capital contributions,
  including tax benefits.......     12         9,260
Stock repurchases..............    (12)       (6,036)
Change in unrealized gain on
  marketable securities........                                    (65)                               (65)
Foreign currency translation
  adjustments..................                                     45                                 45
                                  ----       -------              ----             -------         ------
DECEMBER 31, 1998..............   $243       $11,242              $ 12             $ 4,525         $4,006
                                  ====       =======              ====             =======         ======

                See notes to consolidated financial statements.

                           NELSON COMMUNICATIONS INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 -- ORGANIZATION AND DESCRIPTION OF BUSINESS

     On July 16, 1998, Arista Marketing Associates, Inc.("Arista") issued 22,816,879 shares of its common stock in exchange for all of the outstanding shares of 21 of the 25 companies comprising the Nelson Group and a majority of the outstanding shares of the remaining four companies. The combination was accounted for as a pooling of interests and the accompanying financial statements have been prepared to give effect to the combined results of Arista and the Nelson Group since inception. On July 21, 1998, Arista changed its name to Nelson Communications Inc. All references to the "Company" hereafter shall mean the company formed by the combination of Arista and the Nelson Group.

     Revenues and net income for the Nelson Group and Arista for periods prior to the combination were as follows:

                                                 YEAR            YEAR        SIX MONTHS
                                                ENDED           ENDED          ENDED
                                             DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                                 1996            1997           1998
                                             ------------    ------------    ----------
                                                                             (UNAUDITED)
Revenues:
  Nelson Group.............................    $77,227         $105,323       $56,818
  Arista...................................      8,812            9,391         5,145
                                               -------         --------       -------
          Total............................    $86,039         $114,714       $61,963
                                               =======         ========       =======
Net income:
  Nelson Group.............................    $ 7,750         $  2,674       $ 2,247
  Arista...................................       (283)            (215)          166
                                               -------         --------       -------
          Total............................    $ 7,467         $  2,459       $ 2,413
                                               =======         ========       =======

     The Company provides medical marketing and professional selling services to the healthcare industry. (See Note 13).

     The Company derives its revenues through a variety of contract structures:

     - Medical marketing services contracts generally provide for a monthly retainer fee, extend for one year or less, and are cancelable upon 30 to 90 days' notice and without penalty. The Company recognizes revenue from these contracts monthly in accordance with services provided. The Company also enters into contracts for project-based assignments, the duration of which vary from days to several months. These contracts are usually cancelable with minimal notice or penalty. The Company recognizes revenue from these contracts as services are provided. In limited circumstances, the Company derives revenue through commissions on media production costs.

     - Professional selling services contracts typically provide for fees based on hours or the number of visits or telephone calls made by the sales representatives. Contracts may provide for performance incentives based upon increases in the product's market share or physician referrals. Selling contracts are generally for one year and are cancelable upon 60 to 90 days' notice without penalty. Contracts for peer influence meetings often include minimum performance criteria regarding the number of doctors included in the meetings. If sufficient doctors are not included in a set of meetings, additional meetings may be held at the Company's expense to meet the criteria. These contracts are generally terminable at will. The Company recognizes revenue from professional selling services as the services are performed.

                           NELSON COMMUNICATIONS INC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of significant accounting policies followed by the Company are as follows:

  (a) Principles of consolidation

     The consolidated financial statements include the accounts of Arista and of all the companies comprising the Nelson Group. Arista and the Nelson Group's combination was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements have been prepared to give effect to the combined results since inception. (See note 1).

     All significant intercompany accounts and transactions have been eliminated in consolidation.

  (b) Revenue recognition

     Revenues are recognized as services are provided. When amounts are collected in advance or billed in excess of performance on contracts, such amounts are shown as prebillings or deferred revenue. Prepaid production costs represent amounts incurred on client contracts but not billed to customers as of the balance sheet date.

  (c) Cash and cash equivalents

     Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and have original maturities of three months or less.

  (d) Property and equipment

     Property and equipment is stated at cost and depreciation is provided on the straight-line basis over the estimated useful lives of up to 10 years for furniture, fixtures and equipment. Leased equipment and leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the related lease or the estimated useful lives of these assets.

  (e) Amortization of goodwill

     Goodwill is amortized on a straight-line basis, over periods ranging from 8 to 30 years.

  (f) Foreign currency translation

     The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currency to U.S. dollars is performed for balance sheet accounts based on exchange rates in effect at the end of each period, and revenue and expenses are translated at average exchange rates during the period. Currency transaction gains or losses, which are included in results from operations, are immaterial for all periods presented. Gains or losses from balance sheet translations are recorded as a component of accumulated other comprehensive income.

  (g) Long-lived assets

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of", long-lived assets including goodwill held by the Company are periodically reviewed for impairment by comparing the carrying value to undiscounted expected future cash flows. If an impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is taken.

                           NELSON COMMUNICATIONS INC.

  (h) Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (i) Earnings per share

     A reconciliation of the income and weighted average shares used in the calculation of basic and diluted earnings per share for the three years ended December 31, 1998 follows:

                                                                EFFECT OF
                                                      BASIC      OPTIONS      DILUTED
                                                     -------    ----------    -------
                                                          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
1996
Net income.........................................  $ 7,467                  $ 7,467
Average shares.....................................   22,403       229         22,632
Earnings per share.................................  $  0.33                  $  0.33
1997
Net income.........................................  $ 2,459                  $ 2,459
Average shares.....................................   23,463       239         23,702
Earnings per share.................................  $  0.10                  $  0.10
1998
Net income.........................................  $ 4,026                  $ 4,026
Average shares.....................................   23,912       205         24,117
Earnings per share.................................  $  0.17                  $  0.17

  (j) Reorganization costs

     Reorganization costs in 1997 and 1998 are primarily legal and accounting fees related to the reorganization of the Nelson group of companies and Arista.

  (k) New accounting standards

     In the first quarter of 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income for the Company includes foreign currency translation adjustments and unrealized gains on marketable securities in addition to net income as reported in the Company's Consolidated Statements of Stockholders' Equity and in the Stockholders' Equity section of the Company's Consolidated Balance Sheets.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for our consolidated financial statements beginning in the year 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. We do not expect the adoption of this new accounting standard to have a significant effect on the Company's consolidated financial statements.

  (l) Fair value of financial instruments

     For financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and debt due within one year, the carrying amount approximates fair value because of the short maturity of these instruments.

                           NELSON COMMUNICATIONS INC.

NOTE 3 -- MARKETABLE SECURITIES

     Marketable securities consist of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies that all mature within one year and are considered to be "available for sale." Accordingly, marketable securities are recorded at fair value on the balance sheet.

                                                                DECEMBER 31,
                                                                    1997
                                                                ------------
Aggregate fair value........................................       $7,666
Gross unrealized holding gains..............................          (65)
                                                                   ------
Amortized cost basis........................................       $7,601
                                                                   ======

NOTE 4 -- PROPERTY AND EQUIPMENT -- NET

     Property and equipment consists of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              ------    -------
Furniture, fixtures and equipment...........................  $3,350    $ 6,847
Leased equipment............................................   2,310      3,879
Leasehold improvements......................................   1,714      5,311
                                                              ------    -------
                                                               7,374     16,037
Less accumulated depreciation and amortization..............   3,235      5,343
                                                              ------    -------
                                                              $4,139    $10,694
                                                              ======    =======

     Depreciation and amortization expense amounted to $753, $1,200 and $2,108 for the years ended December 31, 1996, 1997 and 1998, respectively.

NOTE 5 -- STOCKHOLDERS' LOANS AND ADVANCES AND LOANS FROM STOCKHOLDERS

     Loans and advances to stockholders amounted to $1,434 and $2,212 at December 31, 1997 and 1998, respectively. The amounts outstanding at December 31, 1998 bear interest at rates ranging from 5.7% to 8.25% and have maturity dates up to 5 years.

     Loans from stockholders of $932 at December 31, 1997 had no scheduled maturity dates and did not bear interest. These loans were repaid in 1998.

NOTE 6 -- REVOLVING LINE OF CREDIT

     During 1996, the Company executed revolving loan agreements for two credit lines totaling $800 which bear interest ranging from prime rate plus 1/2% to prime rate plus 1%. On September 2, 1997 one agreement was increased an additional $200, bringing the total to $1,000. One credit line had a maturity date of June 11, 1997, which was extended to June 11, 1998, and those borrowings were repaid in full during 1997. The weighted average interest rate on the credit line was 8.91% for 1997. The second credit line has a maturity date of August 31, 1999, when the entire unpaid balance is due. This credit line is secured by a general business security agreement on all assets of Arista and the personal guaranty of Arista's former sole stockholder. As of December 31, 1998, no funds have been drawn against the credit line.

                           NELSON COMMUNICATIONS INC.

     During 1998, the Company had borrowings under a short-term bank note with Fleet Bank, N.A. The note bore interest at the lender's prime rate minus 1%, and was repaid in August 1998. The Company paid a weighted-average annual interest rate of 7.3% on such borrowings. Effective August 31, 1998, the Company arranged a revolving line of credit with Fleet Bank, N.A. in the amount of $5.0 million. Borrowings under this line bear interest at the lender's prime rate minus 1% or LIBOR plus 150 basis points, at the Company's option and mature on June 30, 1999. As of December 31, 1998, no funds have been drawn against the revolving line of credit.

NOTE 7 -- LONG-TERM DEBT

                                                                DECEMBER 31,
                                                                    1997
                                                                ------------
  Long-term debt consists of:
Notes to the former principal shareholder of a subsidiary,
  11% interest, due in equal quarterly installments of
  principal and interest of $119 through December, 1998,
  collateralized by the stock of the subsidiary.............        $444
Notes payable to bank, interest rates ranging from 9% to 10%
  due in monthly installments to July 1998, collateralized
  by substantially all the assets of the subsidiary.........          39
                                                                    ----
                                                                     483
Current portion of long-term debt...........................        (483)
                                                                    ----
                                                                    $ --
                                                                    ====
The notes were repaid in 1998.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

  (a) Operating and capital leases

     The Company is obligated under non-cancelable operating leases for office space and equipment. The leases, which expire on various dates through 2007, provide for future minimum payments. Additionally, the leases for office space provide for contingent rental payments consisting of a share of increases in operating expenses and real estate taxes.

     As of December 31, 1998, the future minimum lease payments are as follows:

1999..............................................  $ 5,400
2000..............................................    4,700
2001..............................................    4,200
2002..............................................    4,000
2003..............................................    3,700
Thereafter........................................   13,500
                                                    -------
                                                    $35,500
                                                    =======

     Rent expense, included in the results of operations, amounted to $2,366, $3,098 and $4,722 for the years ended December 31, 1996, 1997 and 1998, respectively.

                           NELSON COMMUNICATIONS INC.

     Future minimum lease payments under capital leases are approximately as follows, as of December 31, 1998:

1999................................................  $1,330
2000................................................     848
2001................................................     290
2002................................................     128
2003................................................      88
                                                      ------
                                                       2,684
Amount representing interest........................    (236)
                                                      ------
Present value of minimum lease payments.............   2,448
Current portion of lease payments...................  (1,180)
                                                      ------
                                                      $1,268
                                                      ======

  (b) Letter of credit

     At December 31, 1998, the Company has a letter of credit outstanding in the amount of $481 in favor of the landlord as security on the leased office space.

  (c) Legal proceedings

     A former employee of the Company has filed an action alleging wrongful termination and discrimination. The Company believes, upon the advice of counsel, that meritorious defenses exist and is vigorously contesting the allegations. Because the action is still in the discovery stage and because no monetary amount has been specified, the Company is unable to predict its outcome.

     In addition to the foregoing, the Company from time to time is involved in legal proceedings in the normal course of business. Management of the Company does not believe that the Company will incur any material liability as a result of these proceedings.

NOTE 9 -- STOCKHOLDERS' EQUITY

  Stock-based compensation plans consist of the following:

  (a) Incentive stock option plans

     NCI Advertising, Inc., ("NCIA") and World Health Communications, Inc. ("WHC"), which are subsidiaries of the Company, had stock incentive plans for the benefit of key employees. Stock options granted under the plans allowed for the purchase of NCIA and WHC common stock at a price of not less than fair market value on the date of grant and typically expire five or ten years from the date of grant. Effective July 16, 1998, the plans were assumed by the Company and options to purchase NCIA and WHC stock were converted to options to purchase common stock of the Company.

     On October 27, 1998, the Company adopted the Nelson Communications Inc. 1998 Stock Incentive Plan for the benefit of the officers and other employees of the Company and certain subsidiaries (the "Employee Stock Incentive Plan") and the Nelson Communications Inc. 1998 Stock Incentive Plan for Outside Directors for the benefit of the non-employee directors of the Company (the "Director Stock Incentive Plan" and, together with the Employee Stock Incentive Plan, the "Stock Incentive Plans"). Both plans will remain effective until October 26, 2008. The Stock Incentive Plan authorizes grants of up to 4,500,000 shares of the Company's stock. Options granted under the plan vest 15% per year for the first four years and 40% in year five. All options granted pursuant to the Stock Incentive Plans will expire no later than ten years and one day from the date the options were granted.

                           NELSON COMMUNICATIONS INC.

     The following table summarizes the option activity for each of the plans during 1996, 1997 and 1998. When options were granted under the NCIA or WHC plans, these options are treated as if they had originally been granted for the Company's common stock.

                                   1996                   1997                   1998
                           --------------------   --------------------   --------------------
                           WEIGHTED   NUMBER OF   WEIGHTED   NUMBER OF   WEIGHTED   NUMBER OF
                           AVERAGE     SHARES     AVERAGE     SHARES     AVERAGE     SHARES
                           EXERCISE     UNDER     EXERCISE     UNDER     EXERCISE     UNDER
                            PRICE      OPTION      PRICE      OPTION      PRICE      OPTION
                           --------   ---------   --------   ---------   --------   ---------
Balance at January 1.....   $1.59      503,354     $2.36      359,623     $3.01       424,515
Options granted..........    3.54       52,696      4.11      156,128      7.00     3,226,500
Options exercised........    0.67     (187,840)     2.34      (71,916)     2.92       (10,734)
Options expired..........    1.51       (8,587)     2.34      (19,320)     3.93      (107,336)
                                      --------                -------               ---------
Balance at December 31...    2.36      359,623      3.01      424,515      6.63     3,532,945
                                      ========                =======               =========
Exercisable at December 31..   2.72    144,905      2.08      215,691      2.34       257,653
                                      ========                =======               =========

     Summary information about the Company's stock options outstanding at December 31, 1998:

                                         WEIGHTED-AVERAGE
                                       --------------------
                                                REMAINING
  RANGE OF PRICES  NUMBER OUTSTANDING  PRICE  CONTRACT LIFE
  ---------------  ------------------  -----  -------------
    $1.37-$2.92         156,172        $1.46    6.0 years
    $3.37-$4.71         150,273        3.96        3.5
       $7.00           3,226,500       7.00       10.0

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issues to Employees" (APB 25) and related interpretations in accounting for its stock options. Under APB 25, because the exercise price of the stock options equal the fair value of the underlying stock on the grant date, no compensation is recognized. However, SFAS 123, "Accounting for Stock-Based Compensation", requires presentation of pro forma net income as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method. The estimated fair value of options granted in 1998 was $7.6 million. The company's pro forma information, amortizing the fair value of the stock options over the vesting period, is as follows:

                                                     1996     1997     1998
                                                     ----     ----     ----
Pro forma net income..............................  $7,405   $2,193   $3,789
                                                    ======   ======   ======
Pro forma basic earnings per share................   $0.33    $0.09    $0.16
                                                    ======   ======   ======
Pro forma diluted earnings per share..............   $0.33    $0.09    $0.16
                                                    ======   ======   ======

     The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model. Significant assumptions used to estimate fair values of options include the following: (1) risk-free interest rate of 6% in 1996, 6.5% in 1997 and 5.5% in 1998; (2) weighted-average expected life of the options equal 5 years in 1996 and 1997 and 7.6 years in 1998; (3) no expected volatility; and, (4) no expected dividends. The Company used the minimum value method to value the stock options granted in 1996, 1997 and 1998.

  (b) Other long-term performance awards

     In 1996 and 1997, incentive awards were provided to officers and other key employees. The awards were administered by an executive committee (a non-board committee) which determined the type and terms of the awards to be granted, including vesting provisions. Such awards resulted in compensation expense of $196 in 1996 and $485 in 1997. The Company has the ability to make long-term performance awards of restricted stock and deferred stock under the

                           NELSON COMMUNICATIONS INC.

Stock Incentive Plan. This plan is administered by the Compensation Committee of the Board of Directors of the Company. No awards were issued in 1998.

  Stock Repurchase and Sale

     In March 1998, one of the Nelson Group companies participating in the combination repurchased shares equivalent to 1,378,000 shares of the Company. The majority of these shares were subsequently sold to an officer of the Company at the same price per share paid by the Nelson Group.

NOTE 10 -- INCOME TAXES

     The financial statements include certain companies that had elected to be treated as S corporations for federal and state income tax purposes. At various times prior to July 16, 1998, these companies terminated their S Corporation elections and are now taxed as C corporations. Prior to the date such elections were terminated, items of income, loss, credits, and deductions were not taxed within the Company but were reported on the income tax returns of the individual shareholders. Accordingly, no provision for income taxes was recorded.

     Since the termination of their S corporation status, the Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for the differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense equals the taxes payable or refundable for the period plus or minus the change in the period of deferred tax assets and liabilities.

     The provision for income taxes are computed as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1996       1997       1998
                                                      -------    -------    -------
Income before income taxes..........................  $ 9,342    $ 3,113    $ 7,505
Less income of S corporations.......................   (7,685)    (4,017)      (166)
                                                      -------    -------    -------
Income (loss) subject to Federal corporate tax......  $ 1,657    $  (904)   $ 7,339
                                                      =======    =======    =======
Federal income tax expense (benefit):
  Current...........................................  $   712    $  (311)   $ 2,372
  Deferred..........................................       --       (378)      (231)
State and local income tax, including S
  corporations......................................    1,040      1,246      1,449
                                                      -------    -------    -------
                                                      $ 1,752    $   557    $ 3,590
                                                      =======    =======    =======

     A reconciliation between total income tax provisions and tax computed at the statutory rate on income (loss) subject to Federal corporate tax, above, is as follows:

Tax computed at the statutory rate.....................  $  563    $ (307)   $2,495
State income taxes, net of Federal benefit.............   1,040     1,246       956
Other..................................................     149      (382)      139
                                                         ------    ------    ------
Total provision for income taxes.......................  $1,752    $  557    $3,590
                                                         ======    ======    ======

                           NELSON COMMUNICATIONS INC.

     The deferred tax benefit in 1997 relates principally to the recognition of the tax effect of temporary differences at the date that certain companies terminated their election to be treated as S Corporations. The Company has a federal net operating loss carryforward of $3,900, expiring in the year 2018.

     The unaudited pro forma provision for income taxes reflects a provision for federal and state income taxes as if the Company had been a C corporation for each period presented. The effective tax rates of 45% in 1996, 50% in 1997, and 48% in 1998 reflect both federal and state income taxes.

     Deferred income tax assets are comprised of:

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1997      1998
                                                                ------    ------
Current-Accrued bonuses/other...............................    $  378    $  246
                                                                ------    ------
Non current:
Net operating loss carryforward.............................        --     2,024
Valuation allowance.........................................        --      (146)
                                                                ------    ------
Non current -- net..........................................        --     1,878
                                                                ------    ------
          Total.............................................    $  378    $2,124
                                                                ======    ======

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified 401(k) profit sharing plans for all eligible employees. The plans allow eligible employees to elect to defer a portion of their annual compensation and have those amounts contributed to the plans. The plans provide for, among other things: (a) matching by the Company of a percentage of employees' contributions and additional contributions both at the discretion of the Board of Directors; (b) a normal retirement age at 65; and,
(c) vesting in Company contributions after specified years of service, as defined in the various plans. Contributions by the Company for the years ended December 31, 1996, 1997 and 1998 totaled $318, $435 and $528, respectively.

NOTE 12 -- SUPPLEMENTARY CASH FLOW INFORMATION

     In the periods indicated cash was paid for:

                                                          YEARS ENDED DECEMBER 31,
                                                         --------------------------
                                                          1996      1997      1998
                                                         ------    ------    ------
Income taxes...........................................  $1,068    $2,538    $3,196
                                                         ======    ======    ======
Interest...............................................  $  270    $  214    $  365
                                                         ======    ======    ======

     Supplementary non-cash investing and financing activities were as follows:

     In 1996, S corporation distributions included $2,792 which were declared but unpaid at December 31, 1996 with respect to 1996 earnings. Assets acquired under capital lease obligations totaled $633.

     In 1997, S corporation distributions included $3,953 which were declared but unpaid at December 31, 1997, with respect to 1997 earnings. Assets acquired under capital lease obligations were $983.

     In 1998, the Company acquired the net assets of The Medical Phone Company. The fair value of the assets acquired was $3,500 and liabilities assumed were $469. The portion of the purchase price paid in cash was $719 with the remaining consideration being 348,704 shares of stock. In 1998, assets acquired under capital lease obligations were $2,117.

                           NELSON COMMUNICATIONS INC.

NOTE 13 -- FINANCIAL INFORMATION BY BUSINESS SEGMENT

  (a) Basis of organization

     The Company has two reportable segments: medical marketing and professional selling. The medical marketing segment provides services to healthcare companies, including; professional and consumer advertising; medical education; public relations; consulting; patient recruitment; targeted marketing; and database marketing. The professional sales segment provides services to the healthcare industry, including: Personal selling (detailing); peer influence; teleservices; and professional sales force recruitment & training.

     The Company's segments offer varying services to the healthcare industry and require different strategies and management skills. The accounting policies of the segments are the same as those described in Note 2 -- Summary of significant accounting policies. The Other category, below, includes incentive compensation costs which are greater than customary cash compensation levels and reorganization costs that are not expected to continue. Such costs are not allocated by management to the medical marketing and professional selling segments in evaluating their ongoing performance.

  (b) Information related to the segments of the Company's business

                                              MEDICAL       PROFESSIONAL
                                             MARKETING         SELLING           OTHER             TOTAL
                                             ---------      ------------         -----             -----
1996
Revenues.................................  $     43,317     $    42,722      $         --     $        86,039
Income from operations...................         7,302           1,940                --               9,242
Depreciation & amortization..............           557             843                --               1,400
Assets...................................        30,467          18,910                --              49,377
1997
Revenues.................................        56,217          58,497                --             114,714
Income from operations...................         8,523           2,865            (8,722)              2,666
Depreciation & amortization..............           884             873                --               1,757
Assets...................................        45,347          21,645                --              66,992
1998
Revenues.................................        66,746          60,200                --             126,946
Income from operations...................         8,908           2,935            (4,315)              7,528
Depreciation & amortization..............         1,885             927                --               2,812
Assets...................................        52,274          23,124                --              75,398

  (c) Major clients and concentration of credit risk

     For the years ended December 31, 1996 and 1997, the Company had two clients which represented 38.8% and 13.6% of total revenues in 1996 and 30.4% and 12.2% of total revenues in 1997. For the year ended December 31, 1998, the Company had one client, which represented 22.7% of total revenues in 1998. Revenues from these clients are reflected in both the medical marketing and professional selling segments. In addition, the Company's five largest clients represented 68.5%, 63.8% and 52.8% of total revenues for 1996, 1997 and 1998, respectively. The Company's accounts receivable from its two largest clients were $7,325 and $2,892 as of December 31, 1997 and $6,632 from its largest client as of December 31, 1998. As of December 31, 1997 and 1998, primarily all of the Company's trade accounts receivable were concentrated in companies in the pharmaceutical industry. The Company extends credit to all qualified clients, but does not believe that it is exposed to any undue concentration of credit risk. The Company has not experienced any material losses from individual clients or groups of clients.

                           NELSON COMMUNICATIONS INC.

NOTE 14 -- ACQUISITIONS

     In July 1998, the Company acquired additional equity interests in three subsidiaries of the Company and The Medical Phone Company. Such acquisitions were made via the issuance of 793,522, shares of common stock in addition to cash payments of $719. Such acquisitions were accounted for under the purchase method of accounting for business combinations. In addition, the Company converted outstanding options of two subsidiaries to options of the Company. The goodwill resulting from these purchase transactions was $6,453.

     In 1997, the Company acquired 45,000 shares of a subsidiary's common stock held by a third party for an aggregate consideration of $388. The Company accounted for this transaction as a purchase, which resulted in the recording of goodwill of $300. See Note 9(a) for other activity in the stock option plans of subsidiaries.

NOTE 15 -- QUARTERLY RESULTS (UNAUDITED)

     The following table presents summarized unaudited quarterly results of operations for the Company for 1997 and 1998. The Company believes all necessary adjustments consisting of ordinary recurring accruals have been included in the amounts stated below to present fairly the following selected information. Future quarterly operating results may fluctuate depending on a number of factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

                                                              1997
                                       ---------------------------------------------------
                                        FIRST    SECOND     THIRD    FOURTH        TOTAL
                                       -------   -------   -------   -------      --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................  $26,260   $28,242   $27,750   $32,462      $114,714
Net income(loss)(1)..................  $ 2,094   $ 2,101   $ 1,713   $(3,449)(2)  $  2,459
Basic earnings (loss) per share......  $  0.09   $  0.09   $  0.07   $ (0.15)     $   0.10
Diluted earnings (loss) per share....  $  0.09   $  0.09   $  0.07   $ (0.15)     $   0.10
Basic common shares outstanding......   23,419    23,393    23,466    23,528        23,463
Diluted common shares outstanding....   23,641    23,649    23,723    23,767        23,702

                                                              1998
                                       ---------------------------------------------------
                                        FIRST    SECOND     THIRD    FOURTH        TOTAL
                                       -------   -------   -------   -------      --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................  $27,893   $34,070   $32,069   $32,914      $126,946
Net income(1)........................  $   321   $ 2,092   $ 1,053   $   560(2)   $  4,026
Basic earnings per share.............  $  0.01   $  0.09   $  0.04   $  0.02      $   0.17
Diluted earnings per share...........  $  0.01   $  0.09   $  0.04   $  0.02      $   0.17
Basic common shares outstanding......   23,544    23,544    24,139    24,343        23,912
Diluted common shares outstanding....   23,774    23,739    24,335    24,535        24,117

---------------
(1) Includes reorganization costs representing legal and accounting fees of $440 in the second quarter of 1997, $900 in the third quarter of 1997, $200 in the fourth quarter of 1997, $530 in the first quarter of 1998, $554 in the second quarter of 1998, and $731 in the third quarter of 1998.

(2) Includes incentive compensation costs of $7,182 in the fourth quarter of 1997 and $2,500 in the fourth quarter of 1998 which were greater than our customary cash compensation levels. Such costs are not expected to continue because of the implementation of our employee stock incentive plan.

                           NELSON COMMUNICATIONS INC.

NOTE 16 -- SUBSEQUENT EVENTS

     On February 28, 1999, the Company acquired the remaining 20% minority interest in one of its subsidiaries for $0.7 million. On March 5, 1999, the Company acquired the assets comprising the business of Lipton Communications Group, Inc., a company specializing in marketing services directed at the Hispanic community, for a purchase price of approximately $1.7 million.

     On April 16, 1999, the Company acquired a 9% equity interest in Pan Advertising Limited, a U.K. medical advertising company. The purchase price for this acquisition was approximately $0.6 million, payable in Company stock valued at the initial public offering price. On April 15, 1999, the Company acquired a 60% interest in Monkey Communication S.P.R.L., a Belgian medical marketing company. The purchase price for this acquisition was approximately $0.6 million, payable one half in cash and one half in Company stock valued at the initial public offering price. The Company has issued 71,017 shares of stock in connection with these acquisitions. In connection with these acquisitions, the Company also recorded a $0.3 million liability as contingent acquisition consideration, payable in Company stock.

------------------------------------------------------------
------------------------------------------------------------

  You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    1
Risk Factors...............................    5
Use of Proceeds............................   11
Dividend Policy............................   11
Capitalization.............................   12
Dilution...................................   13
Selected Financial Data....................   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   16
Business...................................   25
Management.................................   37
Certain Related Party Transactions.........   47
Principal Stockholders.....................   48
Description of Capital Stock...............   50
Shares Eligible for Future Sale............   53
Underwriting...............................   54
Legal Matters..............................   55
Experts....................................   56
Additional Information.....................   56
Unaudited Pro Forma Consolidated Financial
  Data.....................................  P-1
Index to Financial Statements..............  F-1

                            ------------------------

  UNTIL             , 1999 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                          SHARES

                                     NELSON
                              COMMUNICATIONS INC.

                                     [LOGO]

                                  COMMON STOCK

                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                                    SG COWEN

                            BEAR, STEARNS & CO. INC.
                                          , 1999

------------------------------------------------------------
------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

     The following table sets forth the expenses payable by Nelson in connection with this offering (excluding underwriting discounts and commissions):

                     NATURE OF EXPENSE                        AMOUNT
                     -----------------                        -------
SEC Registration Fee........................................  $12,788
NASD Filing Fee.............................................    5,100
New York Stock Exchange Fee.................................         (2)
Accounting Fees and Expenses................................         (2)
Legal Fees and Expenses.....................................         (2)
Printing Expenses...........................................         (2)
Blue Sky Qualification Fees and Expenses....................         (2)
Transfer Agent's Fee........................................         (2)
Miscellaneous...............................................         (2)
                                                              -------
          Total.............................................  $      (2)
                                                              =======

---------------
(1) The amounts set forth above, except for the SEC, NASD and New York Stock Exchange fees, are in each case estimated.

(2) To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Section 145 of the Delaware General Corporation Law,
Article VII of the Certificate of Incorporation provides that no director of Nelson shall be personally liable to Nelson or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to Nelson or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (d) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Article V of the By-Laws provides for indemnification by Nelson of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of Nelson or any subsidiary of Nelson or served in any capacity with any other entity at the request of Nelson if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Nelson, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

     We have entered into indemnification agreements with each member of our Board of Directors. These agreements require us to indemnify our directors to the fullest extent permitted by law against liabilities and expenses that are incurred by them in any action or proceeding (including any action or proceeding by or in the right of Nelson) arising out of their services as directors or officers of Nelson, or of any other entity at the request of Nelson. The agreements also require us to advance expenses incurred by any director in connection with a claim and require us to set up a trust at the request of a director for the funding of expenses in the event of a "potential change in control" of Nelson (as that term is defined in the agreements).

     Nelson maintains directors and officers liability insurance that covers its officers and directors against certain losses that may arise out of their positions with Nelson and covers Nelson for liabilities it may incur to indemnify its officers and directors.

     Under Section           of the underwriting agreement filed as Exhibit 1.1
hereto, the underwriters have agreed to indemnify, under certain conditions, Nelson, its directors, certain officers and persons who control Nelson within the meaning of the Securities Act against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following transactions give effect to Nelson's        for one reverse
stock split.
                                ---------------

(1) On June 26, 1998, in connection with the redomiscilliation of Arista in Delaware by merger into its wholly owned subsidiary, the then sole stockholder of Arista received 727,273 shares of common stock in exchange for 1,000 shares of Arista. Such transaction was effected in reliance upon the exemption from registration under the Securities Act contained in
    Section 4(2) of the Securities Act.

(2) On July 16, 1998, in connection with the consolidation, we issued 23,261,696 shares of common stock to the former stockholders of the Nelson Group in exchange for all of their stock of the Nelson Group companies. Such transactions were effected in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) of the Securities Act and Regulation D of the rules and regulations promulgated thereunder.

(3) On July 31, 1998, we issued 348,704 shares of common stock to the stockholders of The Medical Phone Company in exchange for all of the stock of The Medical Phone Company. Such transaction was effected in reliance upon the exemption from registration under the Securities Act contained in
    Section 4(2) of the Securities Act.

(4) On November 20, 1998, we issued 10,734 shares of common stock to an employee upon the exercise of outstanding stock options. Such transaction was effected in reliance upon Rule 701 of the rules and regulations promulgated under the Securities Act.

(5) On March 5, 1999, we issued 68,182 shares of common stock to Lipton Communications Group, Inc. in connection with the purchase of its assets. Such transaction was effected in reliance on the exemption from registration under the Securities Act contained in Section 4(2) of the Securities Act and Regulation D of the rules and regulations promulgated thereunder.

(6) On March 22, 1999, we issued 21,468 shares of common stock to an employee upon the exercise of outstanding stock options. Such transaction was effected in reliance upon Rule 701 of the rules and regulations promulgated under the Securities Act.

(7) On March 29, 1999, we issued 11,031 shares of common stock to Thomas A. Moore, in exchange for shares of common stock of a subsidiary of Nelson. Such transaction was effected in reliance on the exemption from registration under the Securities Act contained in Section 4(2) of the Securities Act.

(8) On April 6, 1999, we issued 21,468 shares of common stock to an employee upon the exercise of outstanding stock options. Such transaction was effected in reliance upon Rule 701 of the rules and regulations promulgated under the Securities Act.

(9) On April 15, 1999, we issued 23,249 shares of common stock to the shareholders of Monkey Communication S.P.R.L. in connection with our acquisition of 60% of the equity of Monkey Communication S.P.R.L. Such transaction was effected in reliance on the exemption from registration under the Securities Act contained in Regulation S of the rules and regulations promulgated thereunder.

(10) On April 16, 1999, we issued 47,768 shares of common stock to the shareholders of Pan Advertising Limited in connection with our acquisition of 9% of the equity of Pan Advertising Limited. Such transaction was effected in reliance on the exemption from registration under the Securities Act contained in Regulation S of the rules and regulations promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 1.1*   Form of Underwriting Agreement.
 2.1    Consolidation Agreement by and among Arista Marketing
        Associates, Inc., the Nelson Companies (as defined therein)
        and the other parties named therein, dated as of June 25,
        1998.
 2.2    Agreement and Plan of Merger by and among Nelson
        Communications Inc., Barton & Pittinos, Inc., J. Douglas
        Barton and Terrence O. Tormey, dated as of July 31, 1998.
 2.3    Asset Purchase Agreement by and among Nelson Communications
        Inc., Bienestar Communications, Inc., Lipton Communications
        Group, Inc. and Latin Reports, Ltd., dated March 5, 1999.
 3.1    Amended and Restated Certificate of Incorporation.
 3.2    Amended and Restated By-Laws.
 4.1*   Specimen certificate for shares of common stock, $.01 par
        value, of Nelson Communications Inc.
 5.1*   Opinion of Patterson, Belknap, Webb & Tyler LLP as to the
        validity of the securities being offered.
10.1    Office Lease by and between Nelson Communications Inc.
        (subsequently renamed NCI Communications, Inc.) ("NCI") and
        A&R Real Estate, Inc., dated May 9, 1997, for office space at 105 Madison Avenue, New York, New York, as amended by
        First Amendment of Lease dated as of June 6, 1997.
10.2    Office Sublease by and between NCI and the Thomas Group,
        Inc., dated August 25, 1997, for office space at 103
        Carnegie Center, Princeton New Jersey.
10.3    Office Lease by and between NCI and Carnegie 214 Associates
        Ltd. Partnership, dated January 23, 1996, for office space at 214 Carnegie Center, Princeton, New Jersey.
10.4    Office Sublease by and between NCI and Mathtech, Inc., dated
        December 22, 1997, for office space at 202 Carnegie Center,
        Princeton, New Jersey.
10.5    Office Lease by and between NCI and Princeton 202 Associates
        Limited Partnership, dated June 1995, for office space at
        202 Carnegie Center, Princeton, New Jersey.
10.6    Office Lease by and between NCI and Princeton Pike Corporate
        Center Associates IV, dated January 9, 1997, for office
        space at 1009 Lennox Drive, Lawrenceville, New Jersey.
10.7    Office Sublease by and between NCI and Jay Yang Partners,
        dated December 8, 1997, for office space at 41 Madison
        Avenue, New York, New York.
10.8    Office Lease by and between NCI Advertising, Inc. and 41
        Madison Co., dated October 4, 1996, for office space at 41
        Madison Avenue, New York, New York, as amended by letter
        agreement dated February 12, 1998, and letter agreement
        dated March 1, 1998.
10.9    Office Lease by and between NCI Advertising, Inc. and 41
        Madison Co., dated November 30, 1995, for office space at 41
        Madison Avenue, New York, New York.

---------------

* To be filed by amendment

10.10   Office Lease by and between NCI Public Relations, Inc. and
        Keller Carnegie Associates, dated November 9, 1993, for office space at 103 Carnegie Center, Princeton, New Jersey, as amended by First Amendment to Lease, dated January 22, 1999.
10.11   Nelson Communications Inc. 1998 Stock Incentive Plan.
10.12   Nelson Communications Inc. 1998 Stock Incentive Plan for
        Outside Directors.
10.13   RWR Advertising, Inc. Stock Incentive Plan
10.14   World Health Communications, Inc. Stock Incentive Plan
10.15   Form of Subscription Agreement among Arista Marketing
        Associates, Inc. and the Nelson Group stockholders participating in the consolidation of the Nelson Group and Arista Marketing Associates, Inc., dated July 16, 1998.
10.16   Indemnification Agreements among Nelson Communications Inc.
        and each of its directors, dated April 7, 1999.
10.17*  Consulting Agreement, dated as of August 1, 1997, between
        NCI and Consulting Services of America, Inc.
10.18*  Consulting Agreement, dated as of August 1, 1997, between
        NCI and SAI, Inc.
10.19* Amended and Restated Employment Letter Agreement, by and between NCI and Thomas A. Moore.
10.20* Amended and Restated Employment Letter Agreement, by and between NCI and Peter Law-Gisiko.
10.21 Promissory Note in the principal amount of $97,608.80 made by Fred H. Kellogg in favor of Nelson Communications Inc., dated September 14, 1998.
10.22 Promissory Note in the principal amount of $586,243.67 made by Dr. Joseph A. Romano in favor of Nelson Communications
        Inc., dated September 14, 1998
21.1    Subsidiaries of Nelson Communications Inc.
23.1*   Consent of Patterson, Belknap, Webb & Tyler LLP (included in
        Exhibit 5.1 hereto).
23.2    Consent of Deloitte & Touche LLP.
24.1    Power of Attorney (included on the signature pages hereto).
27.1    Financial Data Schedule.

------------------

* To be filed by amendment

ITEM 17.  UNDERTAKINGS

     1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     3.  The undersigned registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on April 30, 1999.

                                          NELSON COMMUNICATIONS INC.

                                          By:      /s/ THOMAS A. MOORE
                                            ------------------------------------
                                              Name: Thomas A. Moore
                                              Title: President and Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Wayne K. Nelson, Thomas A. Moore and Peter Law-Gisiko, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                       TITLE                     DATE
                     ---------                                       -----                     ----
                /s/ WAYNE K. NELSON                    Chairman of the Board of
---------------------------------------------------      Directors                        April 30, 1999
                  Wayne K. Nelson

                /s/ THOMAS A. MOORE                    President, Chief Executive
---------------------------------------------------      Officer and Director             April 30, 1999
                  Thomas A. Moore

               /s/ PETER LAW-GISIKO                    Executive Vice President, Chief
---------------------------------------------------      Financial Officer, Secretary
                 Peter Law-Gisiko                        and Treasurer                    April 30, 1999

              /s/ WILLIAM I. BERGMAN                   Director                           April 30, 1999
---------------------------------------------------
                William I. Bergman

              /s/ DR. BERNARD CANAVAN                  Director                           April 30, 1999
---------------------------------------------------
                Dr. Bernard Canavan

                     SIGNATURE                                       TITLE                     DATE
                     ---------                                       -----                     ----
               /s/ KATHLEEN M. FOLEY                   Director                           April 30, 1999
---------------------------------------------------
                 Kathleen M. Foley

               /s/ GEORGE S. FRAZZA                    Director                           April 30, 1999
---------------------------------------------------
                 George S. Frazza

               /s/ LAWRENCE C. HOFF                    Director                           April 30, 1999
---------------------------------------------------
                 Lawrence C. Hoff

               /s/ BARRY MACTAGGART                    Director                           April 30, 1999
---------------------------------------------------
                 Barry MacTaggart

              /s/ DR. HERBERT PARDES                   Director                           April 30, 1999
---------------------------------------------------
                Dr. Herbert Pardes

                /s/ ROBERT G. PINCO                    Director                           April 30, 1999
---------------------------------------------------
                  Robert G. Pinco

                /s/ THOMAS O. PYLE                     Director                           April 30, 1999
---------------------------------------------------
                  Thomas O. Pyle

                 /s/ KENNETH ROMAN                     Director                           April 30, 1999
---------------------------------------------------
                   Kenneth Roman

          /s/ DR. ARTHUR HULL HAYES, JR.               Director                           April 30, 1999
---------------------------------------------------
            Dr. Arthur Hull Hayes, Jr.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION                           PAGE
-------                            -----------                           ----
 1.1*      Form of Underwriting Agreement..............................
 2.1       Consolidation Agreement by and among Arista Marketing
           Associates, Inc., the Nelson Companies (as defined therein)
           and the other parties named therein, dated as of June 25,
           1998........................................................
 2.2       Agreement and Plan of Merger by and among Nelson
           Communications Inc., Barton & Pittinos, Inc., J. Douglas
           Barton and Terrence O. Tormey, dated as of July 31, 1998....
 2.3       Asset Purchase Agreement by and among Nelson Communications
           Inc., Bienestar Communications, Inc., Lipton Communications
           Group, Inc. and Latin Reports, Ltd., dated March 5, 1999....
 3.1       Amended and Restated Certificate of Incorporation...........
 3.2       Amended and Restated By-Laws................................
 4.1*      Specimen certificate for shares of common stock, $.01 par
           value, of Nelson Communications Inc.........................
 5.1*      Opinion of Patterson, Belknap, Webb & Tyler LLP as to the
           validity of the securities being offered....................
10.1       Office Lease by and between Nelson Communications Inc.
           (subsequently renamed NCI Communications, Inc.) ("NCI") and
           A&R Real Estate, Inc., dated May 9, 1997, for office space at 105 Madison Avenue, New York, New York, as amended by
           First Amendment of Lease dated as of June 6, 1997...........
10.2       Office Sublease by and between NCI and the Thomas Group,
           Inc., dated August 25, 1997, for office space at 103
           Carnegie Center, Princeton New Jersey.......................
10.3       Office Lease by and between NCI and Carnegie 214 Associates
           Ltd. Partnership, dated January 23, 1996, for office space at 214 Carnegie Center, Princeton, New Jersey...............
10.4       Office Sublease by and between NCI and Mathtech, Inc., dated
           December 22, 1997, for office space at 202 Carnegie Center,
           Princeton, New Jersey.......................................
10.5       Office Lease by and between NCI and Princeton 202 Associates
           Limited Partnership, dated June 1995, for office space at
           202 Carnegie Center, Princeton, New Jersey..................
10.6       Office Lease by and between NCI and Princeton Pike Corporate
           Center Associates IV, dated January 9, 1997, for office
           space at 1009 Lennox Drive, Lawrenceville, New Jersey.......
10.7       Office Sublease by and between NCI and Jay Yang Partners,
           dated December 8, 1997, for office space at 41 Madison
           Avenue, New York, New York..................................
10.8       Office Lease by and between NCI Advertising, Inc. and 41
           Madison Co., dated October 4, 1996, for office space at 41
           Madison Avenue, New York, New York, as amended by letter
           agreement dated February 12, 1998, and letter agreement
           dated March 1, 1998.........................................
10.9       Office Lease by and between NCI Advertising, Inc. and 41
           Madison Co., dated November 30, 1995, for office space at 41
           Madison Avenue, New York, New York..........................

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
* To be filed by amendment

EXHIBIT
  NO.                              DESCRIPTION                           PAGE
-------                            -----------                           ----
10.10      Office Lease by and between NCI Public Relations, Inc. and
           Keller Carnegie Associates, dated November 9, 1993, for
           office space at 103 Carnegie Center, Princeton, New Jersey, as amended by First Amendment to Lease, dated January 22,
           1999........................................................
10.11      Nelson Communications Inc. 1998 Stock Incentive Plan........
10.12      Nelson Communications Inc. 1998 Stock Incentive Plan for
           Outside Directors...........................................
10.13      RWR Advertising, Inc. Stock Incentive Plan..................
10.14      World Health Communications, Inc. Stock Incentive Plan......
10.15      Form of Subscription Agreement among Arista Marketing
           Associates, Inc. and the Nelson Group stockholders
           participating in the consolidation of the Nelson Group and
           Arista Marketing Associates, Inc., dated July 16, 1998......
10.16      Indemnification Agreements among Nelson Communications Inc.
           and each of its directors, dated April 7, 1999..............
10.17*     Consulting Agreement, dated as of August 1, 1997, between
           NCI and Consulting Services of America, Inc. ...............
10.18*     Consulting Agreement, dated as of August 1, 1997, between
           NCI and SAI, Inc. ..........................................
10.19*     Amended and Restated Employment Letter Agreement, by and
           between NCI and Thomas A. Moore. ...........................
10.20*     Amended and Restated Employment Letter Agreement, by and
           between NCI and Peter Law-Gisiko............................
10.21      Promissory Note in the principal amount of $97,608.80 made by Fred H. Kellogg in favor of Nelson Communications Inc., dated September 14, 1998....................................
10.22      Promissory Note in the principal amount of $586,243.67 made by Dr. Joseph A. Romano in favor of Nelson Communications
           Inc., dated September 14, 1998..............................
21.1       Subsidiaries of Nelson Communications Inc. .................
23.1*      Consent of Patterson, Belknap, Webb & Tyler LLP (included in
           Exhibit 5.1 hereto).........................................
23.2       Consent of Deloitte & Touche LLP............................
24.1       Power of Attorney (included on the signature pages
           hereto).....................................................
27.1       Financial Data Schedule.....................................

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* To be filed by amendment.